Filed by IBERIABANK Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Teche Holding Company
Commission File	No: 000-25756
No: 001-13712

FOR IMMEDIATE RELEASE

January 28, 2014

Contact:

Daryl G. Byrd, President and CEO (337) 521-4003

John R. Davis, Senior Executive Vice President (337) 521-4005

IBERIABANK Corporation Reports Fourth Quarter Results

LAFAYETTE, LOUISIANA — IBERIABANK Corporation (NASDAQ: IBKC), holding company of the 126-year-old IBERIABANK (www.iberiabank.com), reported operating results for the fourth quarter ended December 31, 2013. For the quarter, the Company reported income available to common shareholders of $25.1 million, or $0.86 fully diluted earnings per share. In the fourth quarter of 2013, the Company incurred costs to implement previously disclosed earnings improvement initiatives and other non-operating costs equal to $0.2 million on a pre-tax basis, or $0.01 per share on an after-tax basis. Excluding those items, EPS in the fourth quarter of 2013 was $0.87 per share on a non-GAAP operating basis, compared to $0.83 per share in the third quarter of 2013 (refer to press release supplemental table).

Daryl G. Byrd, President and Chief Executive Officer, commented, “Our financial results showed continued improvement in operating leverage in the fourth quarter of 2013, exhibiting both revenue improvement and significant operating expense reductions. In addition, we experienced tremendous client loan growth spread across a number of markets. Our client deposit mix continues to improve as well, with noninterest bearing deposits growing by nearly one-third during 2013, reaching 24% of total deposits at year-end 2013, compared to 18% one year ago. We are delighted with the progress we continue to achieve for our clients and our shareholders and pleased we exceeded our EPS target for the fourth quarter.”

Highlights for the Fourth Quarter of 2013 and December 31, 2013:

•	The net interest margin increased 15 basis points on a linked quarter basis to 3.52%, which was above the upper-end of the previously disclosed guidance range of 3.35%. Based on interest rate risk modeling and other factors, management currently expects the net interest margin to be in the range of approximately 3.40% to 3.45% in the first quarter of 2014.

•	The Company’s profitability improvement initiatives continued in the fourth quarter of 2013. Operating expenses declined $3 million, or 3%, on a linked quarter basis. The Company’s tangible operating efficiency ratio declined from 73.0% in the third quarter of 2013 to 69.9% in the fourth quarter of 2013.

•	Gross loan growth was $449 million, or 5%, between quarter-ends (20% annualized rate), while loan growth excluding all assets covered under FDIC loss share agreements and other non-covered acquired assets (collectively “Acquired Assets”) increased $568 million, or 7%, between quarter-ends (29% annualized rate).

•	The Company’s legacy asset quality continued to be strong in the fourth quarter of 2013. At December 31, 2013, nonperforming assets (“NPAs”), excluding Acquired Assets, equated to 0.61% of total assets, loans past due 30 days or more equated to 0.80% of total loans, and classified assets excluding Acquired Assets equated to 0.69% of total assets.

•	The Company recorded a $4.7 million loan loss provision in the fourth quarter of 2013, compared to $2.0 million in the third quarter of 2013. Net charge-offs totaled $1.4 million in the fourth quarter of 2013, or an annualized 0.06% of average loans, compared to an average of 0.05% of average loans over the past eight quarters.

•	Capital ratios remained strong. At December 31, 2013, the Company’s tangible common equity ratio was 8.55%, Tier 1 common ratio was 10.55%, and total risk based capital ratio was 12.82%.

•	On January 13, 2014, the Company announced the signing of a definitive agreement to acquire by merger Teche Holding Company (“Teche”) based in New Iberia, Louisiana. At September 30, 2013, Teche had total assets of $857 million, gross loans of $686 million, and total deposits of $651 million. The Company anticipates closing the transaction in the second quarter of 2014, subject to customary closing conditions, including the receipt of regulatory approvals and the approval of Teche’s shareholders.

•	On January 17, 2014, the Company completed the acquisition of the Memphis operations of Trust One Bank, a division of Synovus Bank. The Company acquired four office locations, approximately $90 million in loans, and assumed approximately $194 million in deposits. All aspects of the client and branch conversion process were successfully completed over the weekend of January 18-19, 2014.

Table A - Summary Financial Results

	For the Quarter Ended:			Linked Quarter
Selected Financial Data	12/31/2012	9/30/2013	12/31/2013	% Change
Net Income ($ in thousands)	$23,208	$23,192	$25,604	10%

Per Share Data:
Fully Diluted Earnings	$0.78	$0.78	$0.86	10%
Operating Earnings (Non-GAAP)	0.80	0.83	0.87	4%
Pre-provision Operating Earnings (Non-GAAP)	0.91	0.89	0.97	9%
Tangible Book Value	37.34	37.00	37.17	0%

	As of and for the Quarter Ended:			Linked Quarter Basis Point
Key Ratios	12/31/2012	9/30/2013	12/31/2013	Change
Return on Average Assets	0.73%	0.71%	0.77%	6 bps
Return on Average Common Equity	6.02%	6.08%	6.62%	54 bps
Return on Average Tangible Common Equity (Non-GAAP)	8.62%	8.74%	9.43%	69 bps
Net Interest Margin (TE) (1)	3.55%	3.37%	3.52%	15 bps
Tangible Operating Efficiency Ratio (TE) (Non-GAAP) (1)	72.5%	73.0%	69.9%	(310) bps
Tangible Common Equity Ratio (Non-GAAP)	8.66%	8.64%	8.55%	(9) bps
Tier 1 Leverage Ratio	9.70%	9.65%	9.70%	5 bps
Tier 1 Common Ratio (Non-GAAP)	11.74%	10.95%	10.55%	(40) bps
Total Risk Based Capital Ratio	14.19%	13.28%	12.82%	(46) bps
Net Charge-Offs to Average Loans (2)	0.01%	0.02%	0.07%	5 bps
Nonperforming Assets to Total Assets (2)	0.69%	0.66%	0.61%	(5) bps

	For the Quarter Ended:
	GAAP		Non-GAAP
Adjusted Selected Key Ratios	12/31/2013	Adjustments (3)	12/31/2013
Return on Average Assets	0.77%	0.01%	0.78%
Return on Average Common Equity	6.62%	0.07%	6.68%
Return on Average Tangible Common Equity (Non-GAAP)	9.43%	0.09%	9.51%
Tangible Efficiency Ratio (TE)(1) (Non-GAAP)	70.0%	(0.1%)	69.9%

(1)	Fully taxable equivalent basis.
(2)	Excluding FDIC Covered Assets and Acquired Assets.
(3)	Adjusted results exclude the income statement impact of the non-operating items included in Table 11, net of tax where applicable, without adjustment to any balance sheet accounts.

Refer to press release supplemental table for a reconciliation of GAAP and non-GAAP measures.

Operating Results

On a linked quarter basis, average earning assets increased $179 million, or 1%, as average loans increased $197 million, or 2%, average investment securities increased $36 million, or 2%, and other earning assets declined $54 million, or 9%. Also on a linked quarter basis, the average earning asset yield increased 13 basis points, and the cost of interest bearing liabilities decreased two basis points. As a result, the tax-equivalent net interest spread and margin each increased 15 basis points. Tax-equivalent net interest income increased $5.9 million, or 6%, as average earning assets increased and the net interest margin expanded.

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Table B - Quarterly Average Yields/Cost (1)

				Linked Quarter
	For Quarter Ended:			Basis Point
	12/31/2012	9/30/2013	12/31/2013	Change
Investment Securities	2.09%	1.98%	2.21%	23 bps
Covered Loans, net of loss share receivable	7.68%	3.66%	4.28%	62 bps
Noncovered Loans	4.52%	4.39%	4.43%	4 bps

Loans & Loss Share Receivable	4.70%	4.21%	4.33%	12 bps
Mortgage Loans Held For Sale	2.96%	4.32%	4.06%	(26) bps
Other Earning Assets	0.61%	0.89%	0.94%	5 bps

Total Earning Assets	4.06%	3.74%	3.87%	13 bps
Interest Bearing Deposits	0.53%	0.40%	0.39%	(1) bps
Short-Term Borrowings	0.21%	0.14%	0.15%	1 bps
Long-Term Borrowings	3.17%	3.37%	3.37%	0 bps

Total Interest Bearing Liabilities	0.65%	0.49%	0.47%	(2) bps

Net Interest Spread	3.41%	3.25%	3.40%	15 bps
Net Interest Margin	3.55%	3.37%	3.52%	15 bps

(1)	Earning asset yields are shown on a fully taxable equivalent basis.

The average investment yield improved 23 basis points during the fourth quarter of 2013 as a result of reduced bond premium amortization of $1.2 million, which the Company expects to continue based on the current level of interest rates.

The non-covered loan yield increased four basis points as some consumer loan yields improved between quarters. The covered loan yield (net of loss share receivable amortization) increased 62 basis points, which offset a decline in average covered loan volume of $120 million, or 14%, and as a result, the associated covered income remained stable on a linked quarter basis. Offsetting the decline in volume was $1.9 million in net covered and non-covered interest income due to pool closing events in the fourth quarter. The covered income in the fourth quarter of 2013 was consistent with management’s expectations.

For the first quarter of 2014, the Company projects the prospective yield on the covered loan portfolio net of the indemnification asset (“IA”) to approximate 3.73%, compared to 4.28% in the fourth quarter. The average balance of the net covered loan portfolio is projected to decline approximately $110 million, based on current cash flow assumptions and estimates. Net income on the covered loan portfolio is projected to decline $1.8 million between the fourth quarter of 2013 and first quarter of 2014. The Company projects the net covered income to equate to 7% of total net interest income in 2014, compared to 11% in 2013.

On a period-end basis, the IA declined $43 million, or 21%, from $205 million at September 30, 2013 to $162 million at December 31, 2013. The portion of the IA collectible from the FDIC decreased $27 million, or 41%, while the collectible portion from other real estate owned (“OREO”) and customers declined $16 million, or 11%.

In the fourth quarter of 2013, the Company recorded net charge-offs of $1.4 million, or 0.06% of average loans on an annualized basis and a provision for loan losses of $4.7 million, up $2.7 million, or 133% compared to the third quarter of 2013.

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Aggregate noninterest income decreased $4.5 million, or 10%, on a linked quarter basis. The primary changes in noninterest income on a linked quarter basis were:

•	Decreased mortgage income of $2.8 million, or 19%; and

•	Decreased title revenue of $1.2 million, or 21%; partially offset by

•	Increased capital markets revenue of $1.0 million.

Assets under management at IBERIA Wealth Advisors (“IWA”) were $1.1 billion at December 31, 2013, stable compared to September 30, 2013, but up 14% compared to one year ago. Revenues for IWA decreased 7% on a linked quarter basis, but up 26% for the full year of 2013, compared to one year ago. IBERIA Financial Services revenues declined 4% on a linked quarter basis, and declined 1% for the full year of 2013 compared to the prior year. IBERIA Capital Partners experienced significantly higher investment banking revenue in the fourth quarter and at year-end, had achieved its stated goal of having 100 energy-related firms under research coverage.

The Company experienced a reduced level of interest rate derivative activity executed on behalf of clients, and, thus, a decrease in customer derivative commission income in the fourth quarter of 2013.

The $2.8 million decline in mortgage income was the result of lower production and sales volumes, due primarily to the changing interest rate environment. The decline in income was partially offset by a $1.1 million reduction in mortgage commission and mortgage production incentives expense (included in noninterest expense).

In the fourth quarter of 2013, the Company originated $404 million in residential mortgage loans, down $103 million, or 20%, on a linked quarter basis. Client loan refinancing opportunities accounted for approximately 19% of mortgage loan applications in the fourth quarter of 2013, unchanged compared to the third quarter of 2013, and approximately 15% between December 31, 2013, and January 17, 2014. The Company sold $380 million in mortgage loans during the fourth quarter of 2013, down $172 million, or 31%, on a linked quarter basis. Margins on the sale of mortgage loans remained stable on a linked quarter basis. The mortgage origination pipeline was approximately $110 million at December 31, 2013, compared to $182 million at September 30, 2013, and was approximately $123 million at January 17, 2014. The mortgage business primarily focuses on retail mortgage loans originated by the Company; less than 0.5% of originations in 2013 were purchased through correspondent mortgage loan providers (primarily for community reinvestment-related loan opportunities).

Noninterest expense decreased $5 million, or 5%, on a linked quarter basis and included the following linked-quarter changes:

•	Decreased provision for unfunded lending commitments of $2.4 million;

•	Decreased impairment of long-lived assets of $1.2 million;

•	Decreased mortgage commissions and production incentives of $1.1 million;

•	Decreased marketing and business development expense of $0.7 million;

•	Decreased hospitalization and payroll tax expense of $0.7 million;

•	Decreased provision for FDIC claw-back liability of $0.7 million;

•	Decreased occupancy and equipment expense of $0.5 million;

•	Decreased ATM/debit card expense of $0.4 million; partially offset by

•	Increased benefit costs due to higher value of the Company’s stock price of $1.5 million; and

•	Increased OREO property costs of $1.3 million;

Excluding non-operating expenses, total expenses declined $3 million, or 3%, from $106 million in the third quarter of 2013 to $102 million in the fourth quarter of 2013. The Company continues to review its operating metrics for future opportunities to improve revenues and reduce expenses.

Loans

Total loans increased $449 million, or 5%, between September 30, 2013 and December 31, 2013. The loan portfolio associated with FDIC-assisted acquisitions at December 31, 2013, decreased $87 million, or 11%, compared

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to September 30, 2013. Excluding Acquired Assets, total loans increased $568 million, or 7% (29% annualized rate), during the fourth quarter. Legacy commercial loans increased $500 million, or 9% (which included $34 million in business banking loan growth, up 4%, or 18% annualized rate), legacy consumer loans increased $45 million, or 2%, and legacy mortgage loans increased $24 million, or 6%, during the quarter. Loan origination and renewal growth during the fourth quarter of 2013 were strongest in the Houston, New Orleans, Birmingham, Memphis, and Baton Rouge markets. Loan origination and renewal mix in the fourth quarter of 2013 was 37% fixed rate and 63% floating rate and total loans outstanding (excluding nonaccruals) were 49% fixed and 51% floating. Loans and commitments originated and/or renewed during the fourth quarter of 2013 totaled $1.4 billion (up 19% on a linked quarter basis). Energy-related loans outstanding totaled $764 million at December 31, 2013, up $90 million, or 13%, compared to September 30, 2013, and equated to approximately 8% of total loans. The Company had no student loans outstanding at December 31, 2013.

Table C - Period-End Loans ($ in Millions)

	Period-End Balances ($ Millions)			% Change			Mix
	12/31/12	9/30/13	12/31/13	Year/Year	Qtr/Qtr	Annualized	9/30/13	12/31/13
Commercial	$4,913	$5,541	$6,041	23%	9%	36%	61%	64%
Consumer	1,577	1,788	1,833	16%	2%	10%	20%	19%
Mortgage	257	390	414	61%	6%	25%	4%	4%

Legacy Loans	$6,748	$7,720	$8,288	23%	7%	29%	85%	87%
Acquired Loans	658	516	484	-26%	-6%	-25%	6%	5%
Covered Loans	1,093	807	720	-34%	-11%	-43%	9%	8%

Total Loans	$8,499	$9,043	$9,492	12%	5%	20%	100%	100%

Deposits

Total deposits decreased $214 million, or 2%, from September 30, 2013 to December 31, 2013. Noninterest bearing deposits increased $47 million, or 2%, and equated to 24% of total deposits at December 31, 2013, while NOW accounts increased $146 million, or 7%.

In contrast, money market and savings account volume decreased $254 million, or 6%, between September 30, 2013 and December 31, 2013. Time deposits declined $153 million, or 8% between quarter-ends. Period-end deposit growth during the fourth quarter of 2013 was strongest in the Lafayette, Birmingham, Northeast Arkansas, and Northwest Arkansas markets.

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Table D - Period-End Deposits ($ in Millions)

	Period-End Balances ($ Millions)			% Change			Mix
	12/31/12	9/30/13	12/31/13	Year/Year	Qtr/Qtr	Annualized	9/30/13	12/31/13
Noninterest	$1,968	$2,529	$2,576	31%	2%	7%	23%	24%
NOW Accounts	2,523	2,137	2,283	-10%	7%	27%	20%	21%
Savings/MMkt	4,103	4,421	4,167	2%	-6%	-23%	40%	39%
Time Deposits	2,154	1,864	1,711	-21%	-8%	-33%	17%	16%

Total Deposits	$10,748	$10,951	$10,737	0%	-2%	-8%	100%	100%

On an average balance and linked quarter basis, noninterest-bearing deposits increased $234 million, or 10%, and interest-bearing deposits decreased $127 million, or 1%. The rate on average interest-bearing deposits in the fourth quarter of 2013 was 0.39%, a decrease of one basis point on a linked quarter basis. Approximately $1.6 billion in time deposits are scheduled to re-price over the next 12 months at a weighted average cost of 0.55%. An additional $0.2 billion in time deposits are scheduled to re-price over the following 12 months at a weighted average cost of 1.11%. During the fourth quarter of 2013, new and re-priced time deposits were booked at an average cost of 0.32%. The Company experienced a time deposit retention rate of 79% in the fourth quarter of 2013 with an average 38 basis point reduction in rate.

Other Assets And Funding

Excess liquidity averaged $205 million in the fourth quarter of 2013, down $8 million, or 4%, on a linked quarter basis. The investment portfolio remained stable at $2.1 billion on average in the fourth quarter of 2013. Also, on a period-end basis, the investment portfolio equated to $2.1 billion, or 16% of total assets at December 31, 2013, unchanged compared to September 30, 2013. The investment portfolio had a modified duration of 3.9 years at December 31, 2013, up compared to 3.5 years at September 30, 2013. At current prepayment speeds, the investment portfolio is projected to create cash flows of approximately $379 million over the next 12 months, or 18% of the total investment portfolio. The Company estimates that a potential increase in interest rates of 100 and 200 basis points at December 31, 2013 would extend the duration of the investment portfolio by 0.4 and 0.5 years, respectively. The investment portfolio went from a $3 million unrealized loss at September 30, 2013, to a $28 million unrealized loss at December 31, 2013. The average yield on investment securities increased 23 basis points on a linked quarter basis to 2.21% in the fourth quarter of 2013. The Company holds in its investment portfolio primarily government agency securities. Municipal securities comprised only 9% of total investments at December 31, 2013. The Company holds for investment no sovereign debt, corporate debt or equity securities, trust preferred securities, or derivative exposure to foreign counterparties.

On a linked quarter basis, average long-term debt decreased $1 million, or less than 1%, and the cost of debt remained stable at 3.37%. The cost of average interest bearing liabilities was 0.47% in the fourth quarter of 2013, a decrease of two basis points on a linked quarter basis.

Asset Quality

To provide additional consistency and transparency for financial reporting of Acquired Assets, the Company divides Acquired Assets into five distinct categories:

1)	Legacy assets that were originated and not acquired;

2)	Acquired Assets that are scheduled to lose FDIC loss share coverage over the next 12 months;

3)	Acquired Assets that will continue to be covered under FDIC loss share coverage beyond the next 12 months;

4)	Acquired Assets not covered under FDIC loss share agreements using SOP accounting treatment (in accordance with ASC Topic 310-30); and

5)	Acquired Assets not covered under FDIC loss share agreements not using SOP accounting treatment.

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Legacy NPAs at December 31, 2013 were $73 million, down 4% compared to September 30, 2013. NPAs equated to 0.61% of total assets at December 31, 2013, compared to 0.66% of total assets at September 30, 2013. Loans past due 30 days or more (including nonaccruing loans) increased $8 million, or 15%, and represented 0.80% of total loans at December 31, 2013, compared to 0.75% at September 30, 2013. Classified assets increased $4 million, or 5%, during the fourth quarter of 2013.

Table E - Legacy Asset Quality Summary

Excludes the impact of all Acquired Assets (FDIC-assisted acquisitions and other acquisitions, impaired and not impaired)

	For Quarter Ended:			% or Basis Point Change
($ thousands)	12/31/2012	9/30/2013	12/31/2013	Year/Year		Qtr/Qtr
Nonperforming Assets	$75,667	$75,863	$73,034	-3%		-4%
Past Due Loans	62,083	57,662	66,153	7%		15%
Classified Assets	125,310	78,059	82,199	-34%		5%

Nonperforming Assets/Assets	0.69%	0.66%	0.61%	(8	) bps	(5	) bps
NPAs/(Loans + OREO)	1.12%	0.98%	0.88%	(24	) bps	(10	) bps
Classified Assets/Total Assets	1.14%	0.66%	0.69%	(45	) bps	3	bps
(Past Dues & Nonaccruals)/Loans	0.92%	0.75%	0.80%	(12	) bps	5	bps

Provision For Loan Losses	$(2,715)	$2,868	$4,621	270%		61%
Net Charge-Offs/(Recoveries)	90	303	1,366	1411%		351%

Provision Less Net Charge-Offs	$(2,805)	$2,565	$3,255	216%		27%

Net Charge-Offs/Average Loans	0.01%	0.02%	0.07%	6	bps	5	bps
Allowance For Loan Losses/Loans	1.10%	0.83%	0.81%	(29	) bps	(2	) bps
Allowance for Credit Losses to Total Loans	1.10%	0.99%	0.95%	(15	) bps	(4	) bps

Table F provides a breakdown of Acquired Assets under the other four categories pertaining to Acquired Assets and the asset quality performance measures associated with Acquired Assets in each category.

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Table F - Acquired Assets By Portfolio Type (1)

All FDIC-assisted acquisitions and other acquired loans (impaired and not impaired)

	Acquired FDIC Covered Assets		Acquired Non-Covered Acquired Assets		Total Acquired Assets
($ thousands)	Non SFR (Losing Loss Share Coverage within next 12 months) (2)	SFR (Losing Loss Share Coverage 10 years from Acquisition)	SOP Assets	Non-SOP Assets
Loans, net	$405,945	$313,848	$452,789	$31,116	$1,203,698
Other Real Estate Owned	49,068	12,734	9,098	—	70,900
Allowance for Loan Losses	(53,552)	(17,623)	(4,370)	(186)	(75,731)

Nonaccrual loans	$114,014	$76,002	$36,725	$—	$226,741
Foreclosed assets	1,328	—	44	—	1,372
Other real estate owned	47,740	12,734	9,054	—	69,528
Accruing Loans More Than 90 Days Past Due	—	579	540	—	1,119

Nonperforming Assets	163,082	89,315	46,363	—	298,760

Total Past Due Loans	$124,139	$66,456	$43,096	$—	$247,388

Nonperforming Assets to Total Loans and OREO	35.84%	27.35%	10.04%	0.00%	23.44%
Past Due and Nonaccrual Loans to Loans	30.58%	21.17%	9.52%	0.00%	20.55%

Provision For Loan Losses	$605	$245	$(770)	$—	$79
Net Charge-Offs/(Recoveries)	(8)	(0)	15	—	7

Provision Less Net Charge-Offs	$613	$245	$(785)	$—	$72

Net Charge-Offs to Average Loans	0.00%	0.00%	0.01%	0.00%	0.00%
Allowance for Loan Losses to Loans	13.19%	5.62%	0.97%	0.60%	6.29%
Allowance for Credit Losses to Total Loans	13.19%	5.62%	0.97%	0.72%	6.29%

(1)	Amounts in this table are presented gross of discounts unless otherwise noted.
(2)	$49.4 million of loans are maintaining loss share coverage beyond the next 12 months. $3.7 million of indemnification asset is collectible from the FDIC and OREO transactions beyond the next twelve months.

Capital Position

The Company maintains favorable capital strength. At December 31, 2013, the Company reported a tangible common equity ratio of 8.55%, down nine basis points compared to September 30, 2013. At December 31, 2013, the Company’s preliminary Tier 1 leverage ratio was 9.70%, up five basis points compared to September 30, 2013. The Company’s preliminary total risk-based capital ratio at December 31, 2013 was 12.82%, down 46 basis points compared to September 30, 2013. The decline in the risk-based capital ratio was due in part to the redeployment of cash and FDIC-loan pay downs that carried a zero percent and 20% risk weighting, respectively, into non-covered loans that carried a higher risk weighting.

                On October 26, 2011, the Company announced a share repurchase program totaling 900,000 shares of common stock. No shares were repurchased under this program during the fourth quarter of 2013. A total of 46,692 shares remain under the currently authorized share repurchase program.

At December 31, 2013, book value per share was $51.40, up $0.10 per share compared to September 30, 2013. Tangible book value per share was $37.17, up $0.17 per share compared to September 30, 2013. Based on the closing stock price of the Company’s common stock of $62.63 per share on January 28, 2014, this price equated to 1.22 times December 31, 2013 book value and 1.68 times December 31, 2013 tangible book value per share.

On December 9, 2013, the Company declared a quarterly cash dividend of $0.34 per share. This dividend level equated to an annualized dividend rate of $1.36 per share and an indicated dividend yield of 2.17%.

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IBERIABANK Corporation

The Company is a financial holding company with 267 combined offices, including 172 bank branch offices and four loan production offices in Louisiana, Arkansas, Tennessee, Alabama, Texas, and Florida, 21 title insurance offices in Arkansas and Louisiana, and mortgage representatives in 61 locations in 12 states. The Company has eight locations with representatives of IBERIA Wealth Advisors in four states, and one IBERIA Capital Partners, L.L.C. office in New Orleans.

The Company’s common stock trades on the NASDAQ Global Select Market under the symbol “IBKC.” The Company’s market capitalization was approximately $1.9 billion, based on the NASDAQ Global Select Market closing stock price on January 28, 2014.

The following 13 investment firms currently provide equity research coverage on the Company:

•	Bank of America Merrill Lynch

•	FIG Partners, LLC

•	Jefferies & Co., Inc.

•	Keefe, Bruyette & Woods, Inc.

•	Merion Capital Group

•	Oppenheimer & Co., Inc.

•	Raymond James & Associates, Inc.

•	Robert W. Baird & Company

•	Sandler O’Neill + Partners, L.P.

•	Stephens, Inc.

•	Sterne, Agee & Leach

•	SunTrust Robinson-Humphrey

•	Wunderlich Securities

Conference Call

In association with this earnings release, the Company will host a live conference call to discuss the financial results for the quarter just completed. The telephone conference call will be held on Wednesday, January 29, 2014, beginning at 8:30 a.m. Central Time by dialing 1-800-230-1074. The confirmation code for the call is 315173. A replay of the call will be available until midnight Central Time on February 5, 2014 by dialing 1-800-475-6701. The confirmation code for the replay is 315173. The Company has prepared a PowerPoint presentation that supplements information contained in this press release. The PowerPoint presentation may be accessed on the Company’s web site, www.iberiabank.com, under “Investor Relations” and then “Presentations.”

Non-GAAP Financial Measures

This press release contains financial information determined by methods other than in accordance with GAAP. The Company’s management uses these non-GAAP financial measures in their analysis of the Company’s performance. These measures typically adjust GAAP performance measures to exclude the effects of the amortization of intangibles and include the tax benefit associated with revenue items that are tax-exempt, as well as adjust income available to common shareholders for certain significant activities or transactions that are infrequent in nature. Since the presentation of these GAAP performance measures and their impact differ between companies, management believes presentations of these non-GAAP financial measures provide useful supplemental information that is essential to a proper understanding of the operating results of the Company’s core businesses. These non-GAAP disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Reconciliations of GAAP to non-GAAP disclosures are included as tables at the end of this release. Refer to press release supplemental table for this reconciliation.

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Caution About Forward-Looking Statements

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the proposed merger, the expected returns and other benefits of the proposed merger to shareholders, expected improvement in operating efficiency resulting from the merger, estimated expense reductions resulting from the transaction and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the merger on the Company’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements and there can be no assurances that: the proposed merger will close when expected, the expected returns and other benefits of the proposed merger to shareholders will be achieved, the expected operating efficiency will result, estimated expense reductions resulting from the transaction will occur as and when expected, the impact on tangible book value will be recovered or as expected or that the effect on the Company’s capital ratios will be as expected. Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the time frame expected or at all, or may be more costly to achieve; that the merger transaction may not be timely completed, if at all; that prior to completion of the merger transaction or thereafter, the Company’s and Teche’s respective businesses may not perform as expected due to transaction-related uncertainties or other factors; that the parties are unable to implement successful integration strategies; that the required regulatory, shareholder, or other closing conditions are not satisfied in a timely manner, or at all; reputational risks and the reaction of the parties’ customers to the merger transaction; diversion of management time to merger-related issues; and other factors and risk influences contained in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in the Company’s Form 10-K for the fiscal year ended December 31, 2012, and Form 10-Qs for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013 and other documents subsequently filed by the Company with the SEC and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Teche’s Form 10-K for the fiscal year ended September 30, 2013, and other documents subsequently filed by Teche with the SEC. Consequently, no forward-looking statement can be guaranteed. Neither the Company nor Teche undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this press release or any related documents, the Company and Teche claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

This communication is being made in respect of the proposed merger transaction involving the Company and Teche. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, the Company will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the shareholders of Teche. The Company also plans to file other documents with the SEC regarding the proposed merger transaction. Teche will mail the final proxy statement/prospectus to its shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about the Company and Teche, will be available without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from the Company’s website (http://www.iberiabank.com), under the heading “Investor Information” and on Teche’s website at http://www.teche.com.

The Company and Teche, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of

11

Teche in respect of the proposed merger transaction. Information regarding the directors and executive officers of the Company is set forth in the definitive proxy statement for the Company’s 2013 annual meeting of shareholders, as filed with the SEC on April 12, 2013 and in Forms 3, 4 and 5 filed with the SEC by its officers and directors. Information regarding the directors and executive officers of Teche is set forth in the definitive proxy statement for Teche’s 2014 annual meeting of shareholders, as filed with the SEC on December 30, 2013 and in Forms 3, 4 and 5 filed with the SEC by its officers and directors. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available.

12

Table 1 - IBERIABANK CORPORATION

FINANCIAL HIGHLIGHTS

	For The Quarter Ended			For The Quarter Ended
	December 31,			September 30,
	2013	2012	% Change	2013	% Change
Income Data (in thousands):
Net Interest Income	$103,438	$99,990	3%	$97,452	6%
Net Interest Income (TE) (1)	105,709	102,439	3%	99,773	6%
Net Income	25,604	23,208	10%	23,192	10%
Earnings Available to Common Shareholders - Basic	25,604	23,208	10%	23,192	10%
Earnings Available to Common Shareholders - Diluted	25,148	22,780	10%	22,767	10%

Per Share Data:
Earnings Available to Common Shareholders - Basic	$0.86	$0.79	9%	$0.78	10%
Earnings Available to Common Shareholders - Diluted	0.86	0.79	9%	0.78	10%
Operating Earnings (Non-GAAP)	0.87	0.80	9%	0.83	4%
Book Value	51.40	51.88	(1%)	51.30	0%
Tangible Book Value (2)	37.17	37.34	(0%)	37.00	0%
Cash Dividends	0.34	0.34	—	0.34	—
Closing Stock Price	62.85	49.12	28%	51.91	21%

Key Ratios: (3)
Operating Ratios:
Return on Average Assets	0.77%	0.73%		0.71%
Return on Average Common Equity	6.62%	6.02%		6.08%
Return on Average Tangible Common Equity (2)	9.43%	8.62%		8.74%
Net Interest Margin (TE) (1)	3.52%	3.55%		3.37%
Efficiency Ratio	72.2%	75.5%		76.9%
Tangible Operating Efficiency Ratio (TE) (Non-GAAP) (1) (2)	69.9%	72.5%		73.0%
Full-time Equivalent Employees	2,576	2,697		2,559

Capital Ratios:
Tangible Common Equity Ratio (Non-GAAP)	8.55%	8.66%		8.64%
Tangible Common Equity to Risk-Weighted Assets	10.39%	12.01%		10.93%
Tier 1 Leverage Ratio	9.70%	9.70%		9.65%
Tier 1 Capital Ratio	11.57%	12.92%		12.02%
Total Risk Based Capital Ratio	12.82%	14.19%		13.28%
Common Stock Dividend Payout Ratio	39.6%	43.2%		43.6%

Asset Quality Ratios:
Excluding FDIC Covered Assets and Acquired Assets
Nonperforming Assets to Total Assets (4)	0.61%	0.69%		0.66%
Allowance for Loan Losses to Loans	0.81%	1.10%		0.83%
Net Charge-offs to Average Loans	0.07%	0.01%		0.02%
Nonperforming Assets to Total Loans and OREO (4)	0.88%	1.12%		0.98%

	For The Quarter Ended		For The Quarter Ended
	December 31,		September 30,	June 30,	March 31,
	2013	2013	2013	2013	2013
	End of Period	Average	Average	Average	Average
Balance Sheet Summary (in thousands):
Excess Liquidity (5)	$152,724	$204,970	$213,092	$294,544	$629,406
Total Investment Securities	2,090,906	2,131,804	2,096,974	2,096,166	2,096,229
Loans, Net of Unearned Income	9,492,019	9,172,490	8,975,347	8,748,476	8,543,538
Loans, Net of Unearned Income, Excluding Covered Assets and Acquired Assets	8,288,321	7,936,271	7,616,272	7,262,803	6,922,784
Total Assets	13,365,550	13,115,171	12,944,435	12,881,551	13,075,008
Total Deposits	10,737,000	10,835,263	10,728,256	10,638,478	10,703,883
Total Shareholders’ Equity	1,530,979	1,535,043	1,514,155	1,528,606	1,531,068

(1)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(2)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.
(3)	All ratios are calculated on an annualized basis for the period indicated.
(4)	Nonperforming assets consist of nonaccruing loans, accruing loans 90 days or more past due and other real estate owned, including repossessed assets.
(5)	Excess Liquidity includes interest-bearing deposits in banks and fed funds sold, but excludes liquidity sources and uses from off-balance sheet arrangements.
N/M	- Comparison of the information presented is not meaningful given the periods presented.

Table 2 - IBERIABANK CORPORATION

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(dollars in thousands)

BALANCE SHEET (End of Period)	December 31,			September 30,
	2013	2012	% Change	2013	% Change
ASSETS
Cash and Due From Banks	$238,672	$248,214	(3.8%)	$260,742	(8.5%)
Interest-bearing Deposits in Banks	152,724	722,763	(78.9%)	292,706	(47.8%)

Total Cash and Equivalents	391,396	970,977	(59.7%)	553,448	(29.3%)
Investment Securities Available for Sale	1,936,797	1,745,004	11.0%	1,964,389	(1.4%)
Investment Securities Held to Maturity	154,109	205,062	(24.8%)	155,678	(1.0%)

Total Investment Securities	2,090,906	1,950,066	7.2%	2,120,067	(1.4%)
Mortgage Loans Held for Sale	128,442	267,475	(52.0%)	108,285	18.6%
Loans, Net of Unearned Income	9,492,019	8,498,580	11.7%	9,043,037	5.0%
Allowance for Loan Losses	(143,074)	(251,603)	(43.1%)	(148,545)	(3.7%)

Loans, Net	9,348,945	8,246,977	13.4%	8,894,492	5.1%
Loss Share Receivable	162,312	423,069	(61.6%)	204,885	(20.8%)
Premises and Equipment	287,510	303,523	(5.3%)	289,157	(0.6%)
Goodwill and Other Intangibles	425,442	429,584	(1.0%)	426,384	(0.2%)
Other Assets	530,597	538,007	(1.4%)	548,359	(3.2%)

Total Assets	$13,365,550	$13,129,678	1.8%	$13,145,077	1.7%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Noninterest-bearing Deposits	$2,575,939	$1,967,662	30.9%	$2,529,296	1.8%
NOW Accounts	2,283,490	2,523,252	(9.5%)	2,136,624	6.9%
Savings and Money Market Accounts	4,166,979	4,103,183	1.6%	4,420,776	(5.7%)
Certificates of Deposit	1,710,592	2,154,180	(20.6%)	1,864,068	(8.2%)

Total Deposits	10,737,000	10,748,277	(0.1%)	10,950,764	(2.0%)
Short-term Borrowings	375,000	—	100.0%	—	100.0%
Securities Sold Under Agreements to Repurchase	305,344	303,045	0.8%	258,850	18.0%
Trust Preferred Securities	111,862	111,862	—	111,862	—
Other Long-term Debt	168,837	311,515	(45.8%)	169,239	(0.2%)
Other Liabilities	136,528	125,111	9.1%	129,094	5.8%

Total Liabilities	11,834,571	11,599,810	2.0%	11,619,809	1.8%
Total Shareholders’ Equity	1,530,979	1,529,868	0.1%	1,525,268	0.4%

Total Liabilities and Shareholders’ Equity	$13,365,550	$13,129,678	1.8%	$13,145,077	1.7%

BALANCE SHEET (Average)	December 31,	September 30,	June 30,	March 31,	December 31,
	2013	2013	2013	2013	2012
ASSETS
Cash and Due From Banks	$225,527	$219,113	$219,344	$220,746	$212,404
Interest-bearing Deposits in Banks	204,970	213,092	294,544	629,406	432,752
Investment Securities	2,131,804	2,096,974	2,096,166	2,096,229	1,957,542
Mortgage Loans Held for Sale	112,499	119,343	170,620	178,387	212,432
Loans, Net of Unearned Income	9,172,490	8,975,347	8,748,476	8,543,538	8,384,218
Allowance for Loan Losses	(148,030)	(160,994)	(183,783)	(245,384)	(196,634)
Loss Share Receivable	188,932	228,047	268,700	384,319	411,328
Other Assets	1,226,979	1,253,513	1,267,484	1,267,767	1,278,623

Total Assets	$13,115,171	$12,944,435	$12,881,551	$13,075,008	$12,692,665

LIABILITIES AND SHAREHOLDERS’ EQUITY
Noninterest-bearing Deposits	$2,572,599	$2,338,772	$2,010,263	$1,937,890	$1,928,361
NOW Accounts	2,145,036	2,257,050	2,488,721	2,464,922	2,207,032
Savings and Money Market Accounts	4,329,985	4,213,765	4,113,671	4,170,123	3,935,675
Certificates of Deposit	1,787,643	1,918,669	2,025,823	2,130,948	2,244,876

Total Deposits	10,835,263	10,728,256	10,638,478	10,703,883	10,315,944
Short-term Borrowings	49,946	1,630	77	500	9,239
Securities Sold Under Agreements to Repurchase	285,745	288,029	294,712	292,448	262,027
Trust Preferred Securities	111,862	111,862	111,862	111,862	111,862
Long-term Debt	169,063	170,452	181,884	300,071	312,190
Other Liabilities	128,249	130,052	125,932	135,176	147,842

Total Liabilities	11,580,128	11,430,280	11,352,945	11,543,940	11,159,104
Total Shareholders’ Equity	1,535,043	1,514,155	1,528,606	1,531,068	1,533,561

Total Liabilities and Shareholders’ Equity	$13,115,171	$12,944,435	$12,881,551	$13,075,008	$12,692,665

Table 3 - IBERIABANK CORPORATION

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(dollars in thousands except per share data)

	For The Three Months Ended
INCOME STATEMENT	December 31,			September 30,
	2013	2012	% Change	2013	% Change
Interest Income	$114,092	$114,779	(0.6%)	$108,512	5.1%
Interest Expense	10,654	14,789	(28.0%)	11,060	(3.7%)

Net Interest Income	103,438	99,990	3.4%	97,452	6.1%
Provision for Loan Losses	4,700	4,866	(3.4%)	2,014	133.3%

Net Interest Income After Provision for Loan Losses	98,738	95,124	3.8%	95,438	3.5%
Service Charges	7,455	7,295	2.2%	7,512	(0.8%)
ATM / Debit Card Fee Income	2,493	2,412	3.4%	2,476	0.7%
BOLI Proceeds and Cash Surrender Value Income	900	909	(0.9%)	908	(0.8%)
Mortgage Income	12,356	22,935	(46.1%)	15,202	(18.7%)
Gain (Loss) on Sale of Investments, Net	19	(4)	566.4%	13	42.2%
Title Revenue	4,327	5,492	(21.2%)	5,482	(21.1%)
Broker Commissions	4,986	4,192	18.9%	3,950	26.2%
Other Noninterest Income	6,179	7,123	(13.2%)	7,720	(20.0%)

Total Noninterest Income	38,715	50,354	(23.1%)	43,263	(10.5%)
Salaries and Employee Benefits	59,403	60,899	(2.5%)	59,234	0.3%
Occupancy and Equipment	13,986	15,176	(7.8%)	14,572	(4.0%)
Amortization of Acquisition Intangibles	1,177	1,285	(8.4%)	1,179	(0.2%)
Other Noninterest Expense	28,108	36,081	(22.1%)	33,166	(15.3%)

Total Noninterest Expense	102,674	113,441	(9.5%)	108,152	(5.1%)
Income Before Income Taxes	34,779	32,037	8.6%	30,549	13.8%
Income Taxes	9,175	8,829	3.9%	7,357	24.7%

Net Income	$25,604	$23,208	10.3%	$23,192	10.4%

Preferred Stock Dividends	—	—	—	—	—

Earnings Available to Common Shareholders - Basic	25,604	23,208	10.3%	23,192	10.4%

Earnings Allocated to Unvested Restricted Stock	(456)	(428)	6.5%	(425)	7.3%

Earnings Available to Common Shareholders - Diluted	$25,148	$22,780	10.4%	$22,767	10.5%

Earnings Per Share, Diluted	$0.86	$0.79	9.1%	$0.78	10.1%

Impact of Non-Operating Expenses (Non-GAAP)	$0.01	$0.01	(27.1%)	$0.05	(89.1%)

Earnings Per Share, Diluted, Excluding Non-operating Expenses (Non-GAAP)	$0.87	$0.80	8.5%	$0.83	4.1%

NUMBER OF SHARES OUTSTANDING
Basic Shares - All Classes (Average)	29,673,358	29,401,395	0.9%	29,631,799	0.1%
Diluted Shares - Common Shareholders (Average)	29,236,174	28,904,317	1.1%	29,147,232	0.3%
Book Value Shares (Period End) (1)	29,786,544	29,489,745	1.0%	29,734,459	0.2%

	2013				2012
INCOME STATEMENT	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter
Interest Income	$114,092	$108,512	$108,177	$106,416	$114,779
Interest Expense	10,654	11,060	11,695	13,545	14,789

Net Interest Income	103,438	97,452	96,482	92,871	99,990
(Reversal of) Provision for Loan Losses	4,700	2,014	1,807	(3,377)	4,866

Net Interest Income After (Reversal of) Provision for Loan Losses	98,738	95,438	94,675	96,248	95,124
Total Noninterest Income	38,715	43,263	42,489	44,491	50,354
Total Noninterest Expense	102,674	108,152	117,361	144,898	113,441

Income (Loss) Before Income Taxes	34,779	30,549	19,803	(4,159)	32,037
Income Taxes	9,175	7,357	4,213	(4,876)	8,829

Net Income	$25,604	$23,192	$15,590	$717	$23,208

Preferred Stock Dividends	—	—	—	—	—

Earnings Available to Common Shareholders - Basic	25,604	23,192	15,590	717	23,208

Earnings Allocated to Unvested Restricted Stock	(456)	(425)	(293)	(20)	(428)

Earnings Available to Common Shareholders - Diluted	$25,148	$22,767	$15,297	$697	$22,780

Earnings Per Share, Basic	$0.86	$0.78	$0.53	$0.02	$0.79

Earnings Per Share, Diluted	$0.86	$0.78	$0.53	$0.02	$0.79

Book Value Per Common Share	$51.40	$51.30	$50.65	$51.33	$51.88
Tangible Book Value Per Common Share	$37.17	$37.00	$36.30	$36.93	$37.34
Return on Average Assets	0.77%	0.71%	0.49%	0.02%	0.73%
Return on Average Common Equity	6.62%	6.08%	4.09%	0.19%	6.02%
Return on Average Tangible Common Equity	9.43%	8.74%	5.96%	0.55%	8.62%

(1)	Shares used for book value purposes exclude shares held in treasury at the end of the period.

Table 4 - IBERIABANK CORPORATION

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(dollars in thousands except per share data)

	For The Year Ended
INCOME STATEMENT	December 31,
	2013	2012	% Change
Interest Income	$437,197	$445,200	(1.8%)
Interest Expense	46,953	63,450	(26.0%)

Net Interest Income	390,244	381,750	2.2%
Provision for Loan Losses	5,145	20,671	(75.1%)

Net Interest Income After Provision for Loan Losses	385,099	361,079	6.7%
Service Charges	28,871	26,852	7.5%
ATM / Debit Card Fee Income	9,510	8,978	5.9%
BOLI Proceeds and Cash Surrender Value Income	3,647	3,680	(0.9%)
Mortgage Income	64,197	78,053	(17.8%)
Gain on Sale of Investments, net	2,334	3,775	(38.2%)
Title Revenue	20,526	20,987	(2.2%)
Broker Commissions	16,333	13,446	21.5%
Other Noninterest Income	23,540	20,226	16.4%

Total Noninterest Income	168,958	175,997	(4.0%)
Salaries and Employee Benefits	244,981	233,777	4.8%
Occupancy and Equipment	58,037	54,672	6.2%
Amortization of Acquisition Intangibles	4,720	5,150	(8.3%)
Other Noninterest Expense	165,347	138,586	19.3%

Total Noninterest Expense	473,085	432,185	9.5%
Income Before Income Taxes	80,972	104,891	(22.8%)
Income Taxes	15,869	28,496	(44.3%)

Net Income	$65,103	$76,395	(14.8%)

Preferred Stock Dividends	—	—	—

Earnings Available to Common Shareholders - Basic	$65,103	$76,395	(14.8%)

Earnings Allocated to Unvested Restricted Stock	(1,209)	(1,433)	(15.6%)

Earnings Available to Common Shareholders - Diluted	63,894	74,962	(14.8%)

Earnings Per Share, diluted	$2.20	$2.59	(15.4%)

Table 5 - IBERIABANK CORPORATION

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(dollars in thousands)

LOANS	December 31,			September 30,
	2013	2012	% Change	2013	% Change
Residential Mortgage Loans	$586,532	$477,204	22.9%	$563,455	4.1%
Commercial Loans:
Real Estate	3,867,305	3,631,543	6.5%	3,779,839	2.3%
Business	2,996,113	2,537,718	18.1%	2,684,243	11.6%

Total Commercial Loans	6,863,418	6,169,261	11.3%	6,464,082	6.2%
Consumer Loans:
Indirect Automobile	375,236	327,985	14.4%	369,755	1.5%
Home Equity	1,291,792	1,251,125	3.3%	1,281,015	0.8%
Automobile	92,784	60,240	54.0%	87,342	6.2%
Credit Card Loans	64,321	52,628	22.2%	60,637	6.1%
Other	217,936	160,136	36.1%	216,751	0.5%

Total Consumer Loans	2,042,069	1,852,114	10.3%	2,015,500	1.3%

Total Loans	9,492,019	8,498,579	11.7%	9,043,037	5.0%

Allowance for Loan Losses	(143,074)	(251,603)		(148,545)

Loans, Net	$9,348,945	$8,246,976		$8,894,492

Reserve for Unfunded Commitments (1)	(11,147)	—	N/M	(11,959)	(6.8%)
Allowance for Credit Losses	(154,221)	(251,603)	(38.7%)	(160,503)	(3.9%)

ASSET QUALITY DATA (2)	December 31,			September 30,
	2013	2012	% Change	2013	% Change
Nonaccrual Loans	$270,428	$540,867	(50.0%)	$341,691	(20.9%)
Foreclosed Assets	1,421	1,473	(3.5%)	1,592	(10.8%)
Other Real Estate Owned	97,752	120,063	(18.6%)	127,395	(23.3%)
Accruing Loans More Than 90 Days Past Due	2,194	4,404	(50.2%)	10,844	(79.8%)

Total Nonperforming Assets	$371,795	$666,807	(44.2%)	$481,522	(22.8%)

Loans 30-89 Days Past Due	$40,918	$47,899	(14.6%)	$26,445	54.7%
Nonperforming Assets to Total Assets	2.78%	5.08%	(45.2%)	3.66%	(24.1%)
Nonperforming Assets to Total Loans and OREO	3.88%	7.74%	(49.9%)	5.25%	(26.2%)
Allowance for Loan Losses to Nonperforming Loans (3)	52.5%	46.1%	13.7%	42.1%	24.6%
Allowance for Loan Losses to Nonperforming Assets	38.5%	37.7%	2.0%	30.8%	24.7%
Allowance for Loan Losses to Total Loans	1.51%	2.96%	(49.1%)	1.64%	(8.2%)
Allowance for Credit Losses to Nonperforming Loans (1) (3)	56.6%	46.1%	22.6%	45.5%	24.3%
Allowance for Credit Losses to Nonperforming Assets (1)	41.5%	37.7%	9.9%	33.3%	24.4%
Allowance for Credit Losses to Total Loans (1)	1.62%	2.96%	(45.1%)	1.77%	(8.5%)
Year to Date Charge-offs	$10,845	$10,101	7.4%	$6,938	N/M
Year to Date Recoveries	(6,887)	(5,277)	30.5%	(4,353)	N/M

Year to Date Net Charge-offs (Recoveries)	$3,958	$4,824	(17.9%)	$2,585	N/M

Quarter to Date Net Charge-offs (Recoveries)	$1,373	$89	N/M	$239	475.5%

Quarter to Date Net Charge-offs to Average Loans (Annualized)	0.06%	0.00%	N/M	0.01%	463.2%
Year to Date Net Charge-offs to Average Loans	0.04%	0.06%	(27.4%)

(1)	During the second quarter of 2013, the Company segregated its allowance for credit losses into an allowance for loan losses and a reserve for unfunded commitments, which is included in other liabilities on its balance sheet.
(2)	For purposes of this table, nonperforming assets include all loans meeting nonperforming asset criteria, including assets acquired in FDIC-assisted transactions.
(3)	Nonperforming loans consist of nonaccruing loans and accruing loans 90 days or more past due.
N/M	- Comparison of the information presented is not meaningful given the periods presented.

Table 6 - IBERIABANK CORPORATION

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(dollars in thousands)

LOANS (Excluding Covered Assets and Acquired Assets) (1)	December 31,			September 30,
	2013	2012	% Change	2013	% Change
Residential Mortgage Loans	$414,372	$257,283	61.1%	$389,912	6.3%
Commercial Loans:
Real Estate	3,134,904	2,545,320	23.2%	2,951,465	6.2%
Business	2,906,051	2,367,434	22.8%	2,589,405	12.2%

Total Commercial Loans	6,040,955	4,912,754	23.0%	5,540,870	9.0%
Consumer Loans:
Indirect Automobile	373,383	322,966	15.6%	367,308	1.7%
Home Equity	1,101,227	1,000,639	10.1%	1,072,671	2.7%
Automobile	92,171	59,834	54.0%	86,680	6.3%
Credit Card Loans	63,642	51,722	23.0%	59,936	6.2%
Other	202,571	142,307	42.3%	202,196	0.2%

Total Consumer Loans	1,832,994	1,577,468	16.2%	1,788,791	2.5%

Total Loans	8,288,321	6,747,505	22.8%	7,719,572	7.4%

Allowance for Loan Losses	(67,343)	(74,211)		(64,165)

Loans, Net	$8,220,978	$6,673,294		$7,655,407

Reserve for Unfunded Commitments (2)	(11,107)	—	N/M	(11,959)	(7.1%)
Allowance for Credit Losses	(78,450)	(74,211)	5.7%	(76,124)	3.1%

ASSET QUALITY DATA (Excluding Covered Assets and Acquired Assets) (1)	December 31,			September 30,
	2013	2012	% Change	2013	% Change
Nonaccrual Loans	$43,687	$47,916	(8.8%)	$43,838	(0.3%)
Foreclosed Assets	48	14	255.1%	42	16.2%
Other Real Estate Owned	28,224	26,366	7.0%	30,565	(7.7%)
Accruing Loans More Than 90 Days Past Due	1,075	1,371	(21.6%)	1,418	(24.2%)

Total Nonperforming Assets	$73,034	$75,667	(3.5%)	$75,863	(3.7%)

Loans 30-89 Days Past Due	$21,391	$12,796	67.2%	$12,406	72.4%

Troubled Debt Restructurings (3)	19,877	17,710	12.2%	19,941	(0.3%)
Current Troubled Debt Restructurings (4)	1,376	2,354	(41.5%)	1,468	(6.2%)

Nonperforming Assets to Total Assets	0.61%	0.69%	(11.2%)	0.66%	(7.2%)
Nonperforming Assets to Total Loans and OREO	0.88%	1.12%	(21.4%)	0.98%	(10.3%)
Allowance for Loan Losses to Nonperforming Loans (5)	150.4%	150.6%	(0.1%)	141.8%	6.1%
Allowance for Loan Losses to Nonperforming Assets	92.2%	98.1%	(6.0%)	84.6%	9.0%
Allowance for Loan Losses to Total Loans	0.81%	1.10%	(26.1%)	0.83%	(2.2%)
Allowance for Credit Losses to Nonperforming Loans (1) (5)	175.3%	150.6%	16.4%	168.2%	4.2%
Allowance for Credit Losses to Nonperforming Assets (1)	107.4%	98.1%	9.5%	100.3%	7.0%
Allowance for Credit Losses to Total Loans (1)	0.95%	1.10%	(13.9%)	0.99%	(4.0%)

Year to Date Charge-offs	$10,687	$9,731	9.8%	$6,785	N/M
Year to Date Recoveries	(6,819)	(5,277)	29.2%	(4,283)	N/M

Year to Date Net Charge-offs (Recoveries)	$3,868	$4,454	(13.2%)	$2,502	N/M

Quarter to Date Net Charge-offs (Recoveries)	$1,366	$90	N/M	$303	351.6%

Quarter to Date Net Charge-offs to Average Loans (Annualized)	0.07%	0.01%	N/M	0.02%	308.7%
Year to Date Net Charge-offs to Average Loans	0.05%	0.07%	(29.6%)

(1)	For purposes of this table, loans and nonperforming assets exclude all assets acquired.
(2)	During the second quarter of 2013, the Company segregated its allowance for credit losses into an allowance for loan losses and a reserve for unfunded commitments, which is included in other liabilities on its balance sheet.
(3)	Troubled debt restructurings meeting past due and nonaccruing criteria are included in loans past due and nonaccrual loans above.
(4)	Current troubled debt restructurings are defined as troubled debt restructurings not past due or on nonaccrual status for the respective periods.
(5)	Nonperforming loans consist of nonaccruing loans and accruing loans 90 days or more past due.
N/M	- Comparison of the information presented is not meaningful given the periods presented.

Table 6A - IBERIABANK CORPORATION

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(dollars in thousands)

LOANS (Covered Assets and Acquired Assets Only) (1)	December 31,			September 30,
	2013	2012	% Change	2013	% Change
Residential Mortgage Loans	$172,160	$219,921	(21.7%)	$173,543	(0.8%)
Commercial Loans:
Real Estate	732,401	1,086,223	(32.6%)	828,374	(11.6%)
Business	90,062	170,284	(47.1%)	94,838	(5.0%)

Total Commercial Loans	822,463	1,256,507	(34.5%)	923,212	(10.9%)
Consumer Loans:
Indirect Automobile	1,853	5,019	(63.1%)	2,447	(24.3%)
Home Equity	190,565	250,486	(23.9%)	208,344	(8.5%)
Automobile	613	406	51.0%	662	(7.4%)
Credit Card Loans	679	906	(25.0%)	701	(3.2%)
Other	15,365	17,828	(13.8%)	14,555	5.6%

Total Consumer Loans	209,075	274,645	(23.9%)	226,709	(7.8%)

Total Loans Receivable	1,203,698	1,751,073	(31.3%)	1,323,464	(9.0%)

Allowance for Loan Losses	(75,731)	(177,392)		(84,380)

Loans, Net	$1,127,967	$1,573,681		$1,239,084

ASSET QUALITY DATA (Covered Assets and Acquired Assets Only) (1)	December 31,			September 30,
	2013	2012	% Change	2013	% Change
Nonaccrual Loans	$226,741	$492,951	(54.0%)	$297,853	(23.9%)
Foreclosed Assets	1,372	1,459	(6.0%)	1,550	(11.5%)
Other Real Estate Owned	69,528	93,697	(25.8%)	96,830	(28.2%)
Accruing Loans More Than 90 Days Past Due	1,119	3,033	(63.1%)	9,426	(88.1%)

Total Nonperforming Assets	$298,760	$591,140	(49.5%)	$405,659	(26.4%)

Loans 30-89 Days Past Due	19,527	35,103	(44.4%)	14,039	39.1%

Nonperforming Assets to Total Assets	21.27%	27.81%	(23.5%)	25.19%	(15.6%)
Nonperforming Assets to Total Loans and OREO	23.44%	32.02%	(26.8%)	28.53%	(17.8%)
Allowance for Loan Losses to Nonperforming Loans (2)	33.2%	35.8%	(7.1%)	27.5%	21.0%
Allowance for Loan Losses to Nonperforming Assets	25.3%	30.0%	(15.5%)	20.8%	21.9%
Allowance for Loan Losses to Total Loans	6.29%	10.13%	(37.9%)	6.38%	(1.3%)

Year to Date Charge-offs	$158	$370	(57.4%)	$153	N/M
Year to Date Recoveries	(68)	(0)	N/M	(70)	N/M

Year to Date Net Charge-offs (Recoveries)	$90	$370	(75.7%)	$83	N/M

Quarter to Date Net Charge-offs (Recoveries)	$7	$(1)	N/M	$(64)	110.2%

Quarter to Date Net Charge-offs to Average Loans (Annualized)	0.00%	0.00%	N/M	-0.02%	111.2%
Year to Date Net Charge-offs to Average Loans	0.01%	0.02%	(69.0%)

(1)	For purposes of this table, acquired loans and nonperforming assets are presented only. Nonperforming assets include all loans meeting nonperforming asset criteria.
(2)	Nonperforming loans consist of nonaccruing loans and accruing loans 90 days or more past due.
N/M	- Comparison of the information presented is not meaningful given the periods presented

Table 7 - Non-Covered and Net Covered Loan Portfolio Volumes And Yields ($ in Millions)

	4Q 2012		1Q 2013		2Q 2013		3Q 2013		4Q 2013
	Average Balance	Yield	Average Balance	Yield	Average Balance	Yield	Average Balance	Yield	Average Balance	Yield
Non Covered Loans, net	$7,272	4.52%	$7,504	4.44%	$7,794	4.40%	$8,104	4.39%	$8,421	4.43%

FDIC Covered Loans, net	$1,112	17.53%	$1,039	16.05%	$955	12.62%	$872	13.90%	$751	19.46%

Covered Loans, net of Indemnification Asset Amortization	$1,523	7.68%	$1,424	5.35%	$1,223	5.11%	$1,100	3.66%	$940	4.28%

Table 8 - IBERIABANK CORPORATION

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Taxable Equivalent Basis

(dollars in thousands)

	For The Quarter Ended
	December 31, 2013			September 30, 2013		December 31, 2012
	Interest	Average Balance	Average Yield/Rate (%)	Average Balance	Average Yield/Rate (%)	Average Balance	Average Yield/Rate (%)
ASSETS
Earning Assets:
Loans Receivable:
Mortgage Loans	$8,730	$570,480	6.12%	$545,017	5.05%	$433,164	7.70%
Commercial Loans (TE) (1)	92,032	6,570,033	5.57%	6,443,410	5.49%	6,101,343	6.13%
Consumer and Other Loans	29,830	2,031,977	5.82%	1,986,920	4.84%	1,849,711	6.28%

Total Loans	130,592	9,172,490	5.66%	8,975,347	5.32%	8,384,218	6.25%
Loss Share Receivable	(29,142)	188,932	-60.36%	228,047	-39.25%	411,328	-26.83%

Total Loans and Loss Share Receivable	101,450	9,361,422	4.33%	9,203,394	4.21%	8,795,546	4.70%
Mortgage Loans Held for Sale	1,143	112,499	4.06%	119,343	4.32%	212,432	2.96%
Investment Securities (TE) (1)(2)	10,907	2,129,679	2.21%	2,093,549	1.98%	1,896,092	2.09%
Other Earning Assets	592	250,295	0.94%	258,362	0.89%	486,544	0.61%

Total Earning Assets	114,092	11,853,895	3.87%	11,674,648	3.74%	11,390,614	4.06%
Allowance for Loan Losses		(148,030)		(160,994)		(196,634)
Nonearning Assets		1,409,306		1,430,781		1,498,685

Total Assets		$13,115,171		$12,944,435		$12,692,665

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities
Deposits:
NOW Accounts	$1,720	$2,145,036	0.32%	$2,257,050	0.34%	$2,207,032	0.34%
Savings and Money Market Accounts	2,821	4,329,985	0.26%	4,213,764	0.25%	3,935,675	0.43%
Certificates of Deposit	3,566	1,787,643	0.79%	1,918,669	0.83%	2,244,876	0.90%

Total Interest-bearing Deposits	8,107	8,262,664	0.39%	8,389,483	0.40%	8,387,583	0.53%
Short-term Borrowings	125	335,691	0.15%	289,659	0.14%	271,266	0.21%
Long-term Debt	2,422	280,925	3.37%	282,314	3.37%	424,052	3.17%

Total Interest-bearing Liabilities	10,654	8,879,280	0.47%	8,961,456	0.49%	9,082,901	0.65%
Noninterest-bearing Demand Deposits		2,572,599		2,338,772		1,928,361
Noninterest-bearing Liabilities		128,249		130,052		147,842

Total Liabilities		11,580,128		11,430,280		11,159,104
Shareholders’ Equity		1,535,043		1,514,155		1,533,561

Total Liabilities and Shareholders’ Equity		$13,115,171		$12,944,435		$12,692,665

Net Interest Spread		$103,438	3.40%	$97,452	3.25%	$99,990	3.41%
Tax-equivalent Benefit		2,271	0.08%	2,321	0.08%	2,449	0.08%
Net Interest Income (TE) / Net Interest Margin (TE) (1)		$105,709	3.52%	$99,773	3.37%	$102,439	3.55%

(1)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(2)	Balances exclude unrealized gain or loss on securities available for sale and impact of trade date accounting.

Table 9 - IBERIABANK CORPORATION

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Taxable Equivalent Basis

(dollars in thousands)

	For The Year Ended
	December 31, 2013			December 31, 2012
	Interest	Average Balance	Average Yield/Rate (%)	Interest	Average Balance	Average Yield/Rate (%)
ASSETS
Earning Assets:
Loans Receivable:
Mortgage Loans	$30,598	$520,872	5.87%	$33,247	$442,088	7.52%
Commercial Loans (TE) (1)	350,451	6,386,364	5.50%	373,497	5,703,163	6.54%
Consumer and Other Loans	107,887	1,954,766	5.52%	107,192	1,700,427	6.30%

Total Loans	488,936	8,862,002	5.53%	513,936	7,845,678	6.54%
Loss Share Receivable	(97,849)	266,856	-36.16%	(118,100)	485,270	-23.94%

Total Loans and Loss Share Receivable	391,087	9,128,858	4.31%	395,836	8,330,948	4.77%
Mortgage Loans Held for Sale	5,108	144,961	3.52%	5,318	162,053	3.28%
Investment Securities (TE) (1)(2)	38,230	2,081,523	2.01%	41,265	1,959,754	2.31%
Other Earning Assets	2,772	380,050	0.73%	2,781	379,660	0.73%

Total Earning Assets	437,197	11,735,392	3.78%	445,200	10,832,415	4.16%
Allowance for Loan Losses		(184,217)			(184,127)
Nonearning Assets		1,452,813			1,448,684

Total Assets		$13,003,988			$12,096,972

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities
Deposits:
NOW Accounts	$7,557	$2,337,831	0.32%	$7,475	$2,035,544	0.37%
Savings and Money Market Accounts	11,685	4,207,343	0.28%	17,034	3,661,697	0.47%
Certificates of Deposit	16,604	1,964,702	0.85%	24,855	2,302,081	1.08%

Total Interest-bearing Deposits	35,846	8,509,876	0.42%	49,364	7,999,322	0.62%
Short-term Borrowings	490	303,352	0.16%	650	284,201	0.22%
Long-term Debt	10,617	316,775	3.31%	13,436	431,133	3.07%

Total Interest-bearing Liabilities	46,953	9,130,003	0.51%	63,450	8,714,656	0.73%
Noninterest-bearing Demand Deposits		2,216,959			1,718,849
Noninterest-bearing Liabilities		129,833			149,950

Total Liabilities		11,476,795			10,583,455
Shareholders’ Equity		1,527,193			1,513,517

Total Liabilities and Shareholders’ Equity		$13,003,988			$12,096,972

Net Interest Spread		$390,244	3.26%		$381,750	3.43%
Tax-equivalent Benefit		9,452	0.08%		9,659	0.09%
Net Interest Income (TE) / Net Interest Margin (TE) (1)		$399,696	3.38%		$391,409	3.58%

(1)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(2)	Balances exclude unrealized gain or loss on securities available for sale and impact of trade date accounting.

Table 10 - IBERIABANK CORPORATION

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(dollars in thousands)

	For The Quarter Ended
	December 31, 2013	September 30, 2013	December 31, 2012
Net Interest Income (GAAP)	$103,438	$97,452	$99,990
Effect of Tax Benefit on Interest Income	2,271	2,321	2,449

Net Interest Income (TE) (Non-GAAP) (1)	105,709	99,773	102,439

Noninterest Income (GAAP)	38,715	43,263	50,354
Effect of Tax Benefit on Noninterest Income	485	489	489

Noninterest Income (TE) (Non-GAAP) (1)	39,200	43,752	50,843

Taxable Equivalent Revenues (Non-GAAP) (1)	144,909	143,525	153,282

Securities Losses (Gains)	(19)	(13)	4
Other noninterest income	—	—	(2,196)

Taxable Equivalent Operating Revenues (Non-GAAP) (1)	$144,890	$143,512	$151,090

Total Noninterest Expense (GAAP)	$102,674	$108,152	$113,441
Less Intangible Amortization Expense	(1,177)	(1,179)	(1,285)

Tangible Noninterest Expense (Non-GAAP) (2)	101,497	106,973	112,156

Merger-related expenses	566	85	1,183
Severance expenses	216	554	370
Occupancy expenses and branch closure expenses	—	594	711
(Gain) Loss on sale of long-lived assets, net of impairment	(225)	977	—
Provision for FDIC clawback liability	—	667	—
Debt prepayment	—	—	—
Termination of debit card rewards program	(311)	—	—
Professional expenses and litigation settlements	—	(630)	339

Tangible Operating Noninterest Expense (Non-GAAP) (2)	$101,251	$104,725	$109,553

Return on Average Common Equity (GAAP)	6.62%	6.08%	6.02%
Effect of Intangibles (2)	2.81%	2.66%	2.60%
Effect of Non Operating Revenues and Expenses	0.05%	0.52%	0.09%

Operating Return on Average Tangible Common Equity (Non-GAAP) (2)	9.47%	9.26%	8.71%

Efficiency Ratio (GAAP)	72.2%	76.9%	75.5%
Effect of Tax Benefit Related to Tax Exempt Income	(1.3%)	(1.5%)	(1.5%)

Efficiency Ratio (TE) (Non-GAAP) (1)	70.9%	75.4%	74.0%
Effect of Amortization of Intangibles	(0.8%)	(0.9%)	(0.8%)
Effect of Non-Operating Items	(0.2%)	(1.6%)	(0.7%)

Tangible Operating Efficiency Ratio (TE)(Non-GAAP) (1) (2)	69.9%	73.0%	72.5%

(1)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(2)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.

11

Table 11 - IBERIABANK CORPORATION

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (1)

(dollars in thousands)

	For The Quarter Ended
	December 31, 2013			September 30, 2013			December 31, 2012
	Dollar Amount			Dollar Amount			Dollar Amount
	Pre-tax	After-tax (2)	Per share	Pre-tax	After-tax (2)	Per share	Pre-tax	After-tax (2)	Per share
Net Income (Loss) (GAAP)	$34,779	$25,604	$0.86	$30,549	$23,192	$0.78	$32,037	$23,208	$0.79
Noninterest income adjustments
Loss (Gain) on sale of investments	(19)	(12)	(0.00)	(13)	(8)	0.00	4	3	—
Other noninterest income	—	—	—	—	—	—	(2,196)	(1,427)	(0.05)
Noninterest expense adjustments
Merger-related expenses	566	368	0.01	85	55	0.00	1,183	769	0.03
Severance expenses	216	141	0.00	554	360	0.01	370	241	0.01
(Gain) Loss on sale of long-lived assets, net of impairment	(225)	(146)	(0.00)	977	635	0.02	—	—	—
Provision for FDIC clawback liability	—	—	—	667	434	0.01	—	—	—
Occupancy expenses and branch closure expenses	—	—	—	594	386	0.01	711	462	0.02
Termination of debit card rewards program	(311)	(202)	(0.01)	—	—	—	—	—	—
Professional expenses and litigation settlements	—	—	—	(630)	(410)	(0.01)	339	220	0.01

Operating earnings (Non-GAAP) (3)	35,006	25,753	0.87	32,783	24,644	0.83	32,448	23,476	0.80
Covered and acquired (reversal of) provision for loan losses	79	51	0.00	(854)	(555)	(0.02)	7,581	4,928	0.17
Other (reversal of) provision for loan losses	4,621	3,004	0.10	2,868	1,864	0.07	(2,715)	(1,765)	(0.06)

Pre-provision operating earnings (Non-GAAP) (3)	$39,706	$28,808	$0.97	$34,797	$25,953	$0.89	$37,314	$26,639	$0.91

(1)	Per share amounts may not appear to foot due to rounding.
(2)	After-tax amounts estimated based on a 35% marginal tax rate.
(3)	Includes the impact of the adoption of ASU 2012-06 in the three-month periods ending December 31, 2013 and September 30, 2013.

Table 12 - IBERIABANK CORPORATION

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (1)

(dollars in thousands)

	For The Year Ended
	December 31, 2013			December 31, 2012
	Dollar Amount			Dollar Amount
	Pre-tax	After-tax (2)	Per share	Pre-tax	After-tax (2)	Per share
Net Income (Loss) (GAAP)	$80,972	$65,103	$2.20	$104,891	$76,395	$2.59
Noninterest income adjustments
Loss (Gain) on sale of investments	(2,334)	(1,517)	(0.05)	(3,775)	(2,453)	(0.08)
Other noninterest income	—	—	—	(2,196)	(1,427)	(0.05)
Noninterest expense adjustments
Merger-related expenses	783	509	0.02	5,123	3,330	0.10
Severance expenses	2,538	1,649	0.05	2,355	1,530	0.05
(Gain) Loss on sale of long-lived assets, net of impairment	37,183	24,169	0.81	2,902	1,886	0.05
Provision for FDIC clawback liability	797	518	0.02	—	—	—
Debt prepayment	2,307	1,500	0.05	—	—	—
Occupancy expenses and branch closure expenses	1,275	829	0.03	836	543	0.02
Termination of debit card rewards program	139	90	0.00	—	—	—
Professional expenses and litigation settlements	(480)	(312)	(0.01)	2,795	1,816	0.06

Operating earnings (Non-GAAP) (3)	123,180	92,538	3.12	112,931	81,621	2.74
Covered and acquired (reversal of) provision for loan losses	(786)	(511)	(0.02)	16,867	10,964	0.37
Other (reversal of) provision for loan losses	5,932	3,856	0.13	3,804	2,472	0.08

Pre-provision operating earnings (Non-GAAP) (3)	$128,326	$95,883	$3.23	$133,602	$95,057	$3.19

(1)	Per share amounts may not appear to foot due to rounding.
(2)	After-tax amounts estimated based on a 35% marginal tax rate.
(3)	Includes the impact of the adoption of ASU 2012-06 in the year ending December 31, 2013

4Q13 Earnings Conference Call

Supplemental Presentation

January 28, 2014

iBERIABANK Corporation TM

Safe Harbor Language

Statements contained in this presentation which are not historical facts and which pertain to future operating results of IBERIABANK Corporation and its subsidiaries constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform

Act of 1995. These forward-looking statements involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in IBERIABANK Corporation’s periodic filings with the SEC.

In connection with the proposed merger, IBERIABANK Corporation will file a Registration Statement on Form S-4 that will contain a proxy statement / prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT / PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement / prospectus (when it is available) and other documents containing information about IBERIABANK Corporation and

Teche Holding Company, without charge, at the SEC’s website at http://www.sec.gov. Copies of the proxy statement / prospectus and the SEC filings that will be incorporated by reference in the proxy statement / prospectus may also be obtained for free from the IBERIABANK

Corporation website, www.iberiabank.com, under the heading “Investor Information”.

This communication is not a solicitation of any vote or approval, is not an offer to purchase shares of Teche Holding Company common stock, nor is it an offer to sell shares of IBERIABANK Corporation common stock which may be issued in any proposed merger with Teche Holding Company. The issuance of IBERIABANK Corporation common stock in any proposed merger with Teche Holding Company would have to be registered under the Securities Act of 1933, as amended, and such IBERIABANK Corporation common stock would be offered only by means of a prospectus complying with the Act.

2 2

Overview

Introductory Comments

Operating EPS of $0.87 driven by higher net interest income, improvement in operating expenses and continued strong organic loan growth

Legacy loan growth:

$568 million since September 30, 2013 (+29% annualized)

$1.5 billion since year-end 2012 (+23%)

Core deposit growth:

($60) million since September 31, 2013 (-3% annualized)

$0.4 billion since year-end 2012 (+5%)

Net interest margin increased 15 bps to 3.52%

13 bps increase in the earning asset yield

2 bps decline in total cost of deposits

Tax equivalent net interest income increased $5.9 million, or 6%, while average earning assets increased $179 million, or 2%

$4.7 million provision for loan losses with $1.4 million in net charge-offs in 4Q13

Total operating expenses declined $3 million to $102 million in 4Q13 (down 3%)

Tangible efficiency ratio on an operating basis declined to 69.9%

Seasonally slower Mortgage and Title income, but strong Capital Markets results

Overview

Performance Metrics – Quarterly Trends

	For Quarter Ended:					Linked Quarter %/Basis Point Change
	12/31/2012	3/31/2013	6/30/2013	9/30/2013	12/31/2013	
Net Income ($ in thousands)	$ 23,208	$ 717	$ 15,590	$ 23,192	$ 25,604	10%
Per Share Data:						
Fully Diluted Earnings	$ 0.79	$ 0.02	$ 0.53	$ 0.78	$ 0.86	10%
Operating Earnings (Non-GAAP)	0.80	0.74	0.69	0.83	0.87	4%
Pre-provision Operating Earnings (Non-GAAP)	0.91	0.66	0.73	0.89	0.97	9%
Tangible Book Value	37.34	36.93	36.30	37.00	37.17	0%
Key Ratios:						
Return on Average Assets	0.73%	0.02%	0.49%	0.71%	0.77%	6 bps
Return on Average Common Equity	6.02%	0.19%	4.09%	6.08%	6.62%	54 bps
Return on Average Tangible Common Equity (Non-GAAP)	8.62%	0.55%	5.96%	8.74%	9.43%	69 bps
Net Interest Margin (TE) (1)	3.55%	3.23%	3.39%	3.37%	3.52%	15 bps
Tangible Operating Efficiency Ratio (TE) (1) (Non-GAAP)	72.5%	79.0%	76.8%	73.0%	69.9%	(310) bps
Tangible Common Equity Ratio (Non-GAAP)	8.66%	8.75%	8.69%	8.64%	8.55%	(9) bps
Tier 1 Leverage Ratio	9.70%	9.37%	9.59%	9.65%	9.70%	5 bps
Tier 1 Common Ratio (Non-GAAP)	11.74%	11.39%	11.08%	10.95%	10.55%	(40) bps
Total Risk Based Capital Ratio	14.19%	13.80%	13.45%	13.28%	12.82%	(46) bps
Net Charge-Offs to Average Loans (2)	0.07%	0.06%	0.06%	0.02%	0.07%	5 bps
Nonperforming Assets to Total Assets (2)	0.69%	0.68%	0.69%	0.66%	0.61%	(5) bps

(1) Fully taxable equivalent basis.
(2) Excluding FDIC Covered Assets and Acquired Assets.

- Average earning assets up $179 million (+2%)
- T/E net interest income up $6 million (+6%)
- Provision for loan losses of $5 million:
  - **Legacy net charge-offs: $1.4 million (0.07% annualized rate)**
  - **Covered and acquired loan loss provision: $0.1 million**
  - **Legacy provision for loan losses: $4.6 million**

4

Overview

Loan Growth

Legacy Loan Growth

$ in millions

4th Quarter 2013:

$568 million, or +7% (+29% annualized)

Since YE 2011:

$2.9 billion, or +55% (+27% annualized)

Since YE 2009:

$4.2 billion, or +101% (+25% annualized)

The FDIC covered loan portfolio declined 57%, or $951 million (14% annualized rate)

$1,200 $1,000 $800 $600 $400 $200 $0 -$200

Legacy Loans

Acquired Loans

Covered Loans

$64 $58 $43 $173 $149 $258 $157 $338 $246 $421 $365 $362 $243 $434 $295 $568

Mar-10 Jun-10 Sep-10 Dec-10 Mar-11 Jun-11 Sep-11 Dec-11 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13

Overview

Deposit Growth

Total Deposit Growth

$ in millions

Decrease of $214 million, or -2% in 4Q13 (-8% Annualized)

$47 million (+2%) growth in NIB deposits for 4Q13

$153 million (-8%) decline in time deposits in 4Q13

Organic Deposit Growth

4th Quarter 2013:

Core deposit decline of $60 million, or -1% (-3% annualized)

$1,000 $800 $600 $400 $200 $0 -$200 -$400

Very strong transaction account growth in 4Q12

Noninterest Bearing

Other Core Deposits

Time Deposits

$184 $159 $217 $281 $333 $93 $273 $912 $14 $66 $413 $60

$62 $88 $92 $71 $122 $44 $143 $4 $84 $474 $47

Mar-11 Jun-11 Sep-11 Dec-11 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13

Excludes acquired deposits

Overview

Noninterest Bearing Deposits

% of Total Deposits

Since 2010, total noninterest bearing deposits increased $1.7 billion or +193% (+64% annualized rate)

$47 million of incremental noninterest bearing deposit growth or +2% (+7% annualized)

Top 4Q13 noninterest bearing deposit growth markets include Birmingham, Houston, New Orleans and Baton Rouge

25% 20% 15% 10% 5% 0%

11% 12% 15% 15% 16% 17% 18% 19% 18% 19% 19% 23% 24%

$0.9 $0.9 $1.3 $1.4 $1.5 $1.6 $1.7 $1.9 $2.0 $2.0 $2.1 $2.5 $2.6

$ in billions

$3.0 $2.5 $2.0 $1.5 $1.0 $0.5 $0.0

4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12

Noninterest bearing deposits at period-end

Overview

Deposits Costs

Our Deposit Costs Declined Greater Than Peers

A Portion Of The Lower Costs Were Due To Improved Mix Of Deposits

2010 Noninterest Bearing Deposits Grew From 11% To 24% Of Total Deposits in 4Q13

IBERIABANK Corporation

Average Peers

1 Year Treasury Rate

0.32% 0.30% 0.11%

2.00% 1.80% 1.60% 1.40% 1.20% 1.00% 0.80% 0.60% 0.40% 0.20% 0.00%

1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13

The decrease in 1Q10 cost of deposits reflects market value adjustments associated with the acquisition of Orion Bank and Century Bank

Overview

Expense Savings Initiative

$ in millions

Salary & Benefits $8.3

Branch Closings $3.5

Contracts $3.6

Marketing & Technology $2.3

Other Expense $6.3

Revenue Enhancements $0.5

Expense Initiatives

Compensation

Branch closures

Other reductions

Branch closings

Closed 13 branch offices

Contracts

Consumer products

IT Maintenance Consulting

Marketing & Technology

Telephone

Other Items

Business travel

Occupancy expense

Professional services

Revenue Enhancements

Loan related fee income

Mortgage mandatory delivery

Increased origination activity

Service fees

Salary & Benefits 34%

Branch Closings 14%

Contracts 15%

Marketing & Technology 9%

Other Expense 26%

Total Expense 98%

Revenue Enhancements 2%

100%

$24.5 million pre-tax net benefit expected in 2014 and beyond

Aggregate implementation costs of $8.0 million realized through 3Q2013

100% of initiatives completed through December 2013

Overview

Non-Interest Expense Trends

Linked quarter increases/(decreases) of:

Provision for unfunded lending commitments $ (2.4) mil.

Mortgage commissions (1.1)

Marketing and business development (0.7)

Hospitalization and payroll tax (0.7)

Benefits cost due to increased stock price 1.5

Oreo property costs 1.3

$ (2.1)

Noninterest expenses excluding non-operating items down $3.5 million, or 3%, as compared to 3Q13

Total expenses down $5.5 million, or 5%, in 4Q13

Severance expense down $0.3 million, or 61%

Occupancy and branch closure costs down $0.6 million Impairment of fixed assets down $1.2 million

Provision for FDIC claw-back liability down $0.7 million

Merger-related expense increased $0.5 million

4Q13 vs. 3Q13

%

Noninterest Expense ($000s) 4Q12 1Q13 2Q13 3Q13 4Q13 $ Change

Change

Mortgage Commissions $ 5,747 $ 4,327 $ 6,127 $ 4,238 $ 3,169 $ (1,069) -25%

Hospitalization Expense 4,005 4,407 3,994 4,303 3,899 (404) -9%

Other Salaries and Benefits 50,675 53,668 52,024 50,140 52,108 1,968 4%

Salaries and Employee Benefits $ 60,426 $ 62,402 $ 62,145 $ 58,681 $ 59,176 $ 495 1%

Credit/Loan Related 4,386 3,739 4,168 5,248 2,776 (2,472) -47%

Occupancy and Equipment 14,413 14,774 14,321 13,863 13,971 108 1%

Amortization of Acquisition Intangibles 1,285 1,183 1,181 1,179 1,177 (2) 0%

All Other Noninterest Expense 30,328 28,050 28,222 26,933 25,328 (1,605) -6%

Nonint. Exp. (Ex-Non-Operating Exp.) $ 110,838 $ 110,148 $ 110,036 $ 105,904 $ 102,428 $ (3,476) -3%

Severance 370 97 1,670 554 216 (338) -61%

Occupancy and Branch Closure Costs 711 375 4,925 594 — (594) -100%

Impairment of Long-lived Assets — 31,813 — 977 (225) (1,202) -123%

Provision for FDIC clawback liability — — 130 667 — (667) -100%

Debt Prepayment — 2,307 — — — —0%

Termination of Debit Card Rewards Program — — 450 — (311) (311) 100%

Consulting and Professional 339 — 150 (630) — 630 100%

Merger-Related Expenses 1,183 157 — 85 566 481 565%

Total Noninterest Expense $ 113,441 $ 144,898 $ 117,361 $ 108,152 $ 102,674 $ (5,478) -5%

Tangible Efficiency Ratio - excl Nonop Exp 72.5% 79.0% 76.8% 73.0% 69.9%

Overview

Non-Interest Income Trends

- Mortgage loan income declined $2.8 million or -19%
  - 4Q13 originations down 20% from 3Q13 due to market forces and seasonal trends
  - Refinancings were 19% of production, unchanged from 3Q13
  - Sales down 31% in 4Q13
  - Margins relatively stable
  - Pipeline of $110 million at quarter-end and $123 million on January 10th (+12%)
- Title insurance income decreased $1.2 million, or -21%
- Increased Capital Markets income of $1.0 million
- Deposit service charge income stable
- Decreased client derivative income

Noninterest Income ($000s)	4Q12	1Q13	2Q13	3Q13	4Q13	4Q13 vs. 3Q13 $ Change	4Q13 vs. 3Q13 % Change
Service Charges on Deposit Accounts	$ 7,295	$ 6,797	$ 7,106	$ 7,512	$ 7,455	$ (57)	-1%
ATM / Debit Card Fee Income	2,412	2,183	2,357	2,476	2,493	17	1%
BOLI Proceeds and CSV Income	909	939	901	908	900	(8)	-1%
Mortgage Income	22,935	18,931	17,708	15,202	12,356	(2,846)	-19%
Title Revenue	5,492	5,021	5,696	5,482	4,327	(1,155)	-21%
Broker Commissions	4,192	3,534	3,863	3,950	4,986	1,036	26%
Other Noninterest Income	4,928	4,727	4,915	7,720	6,179	(1,541)	-20%
Noninterest income excluding non-operating income	48,162	42,132	42,546	43,250	38,696	(4,554)	-11%
Gain (Loss) on Sale of Investments, Net	(4)	2,359	(57)	13	19	6	42%
Other Non-operating income	2,196	-	-	-	-	-	-
Total Noninterest Income	$ 50,354	$ 44,491	$ 42,489	$ 43,263	$ 38,715	$ (4,548)	-11%

11

Overview

Capital Markets and Wealth Management

Total Quarterly Revenues For:

IBERIA Capital Partners

IBERIA Wealth Advisors

ICP/IWA revenues of $4.2 million (up 33% compared to 3Q13 and up 29% from 4Q12)

ICP currently provides research coverage on 100 public energy companies

IWA assets under management remained steady at $1.1 billion on December 31, 2013

Total Revenues ($ in Millions)

$4.5 $4.0 $3.5 $2.5 $2.0 $1.5 $1.0 $0.5 $0.0

1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13

Overview

Small Business and Retail

No closures or consolidation of branches in the fourth quarter of 2013 - Closed 13 branches and consolidated 4 branches over the past 12 months

Small Business loan growth of $34 million

Indirect loan growth of $5 million

Direct Consumer and Mortgage loan growth of $62 million

Increased Credit Card growth to $3.7 million for the quarter

Completed conversion to new Merchant Services partner

Checking account growth compares favorably to same quarter last year:

Small Business checking accounts increased 12% year-over-year

Consumer checking accounts increased 1% year-over-year

Branch efficiency, productivity and enhanced digital delivery efforts were completed by mid-

October, establishing our new run rate for the 4th quarter and beyond:

Retail staffing down 5.5% from end of the second quarter

Staff costs down 5.8% from end of the second quarter

Overview

Non-Performing Assets Trends

$ in thousands

Legacy

Non-Covered Acquired

Covered Acquired

$900,000 $800,000 $700,000 $600,000 $500,000 $400,000 $300,000 $200,000 $100,000 $0

$77,653 $72,159 $66,797 $66,444 $75,668 $75,030 $76,033 $75,863 $73,034

$58,375 $57,796 $62,511 $73,807 $70,694 $67,010 $64,125 $56,058 $46,363

$737,256 $681,642 $634,818 $561,466 $520,455 $458,568 $403,350 $349,601 $252,398

4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13

NPA determination based on regulatory guidance for Acquired portfolios

Overview

Legacy Portfolio

Asset Quality Summary
(Excludes FDIC covered assets and all acquired loans)

($ thousands)	For Quarter Ended: 12/31/2012	9/30/2013	12/31/2013	% or Basis Point Change Year/Year	Qtr/Qtr
Nonaccrual Loans	$ 47,916	$ 43,838	$ 43,687	-9%	0%
OREO	26,380	30,607	28,272	7%	-8%
Accruing Loans 90+ Days Past Due	1,371	1,418	1,075	-22%	-24%
Nonperforming Assets	75,667	75,863	73,034	-3%	-4%
Past Due Loans	62,083	57,662	66,153	7%	15%
Classified Loans	125,310	78,059	82,199	-34%	5%
Nonperforming Assets/Assets	0.69%	0.66%	0.61%	(8) bps	(5) bps
NPAs/(Loans + OREO)	1.12%	0.98%	0.88%	(24) bps	(10) bps
Classified Assets/Total Assets	1.14%	0.66%	0.69%	(45) bps	3 bps
(Past Dues & Nonaccruals)/Loans	0.92%	0.75%	0.80%	(12) bps	5 bps
Provision For Loan Losses	$ (2,715)	$ 2,868	$ 4,621	-270%	61%
Net Charge-Offs/(Recoveries)	90	303	1,366	1411%	351%
Provision Less Net Charge-Offs	$ (2,805)	$ 2,565	$ 3,255	-216%	27%
Net Charge-Offs/Average Loans	0.01%	0.02%	0.07%	6 bps	5 bps
Allowance For Loan Losses/Loans	1.10%	0.83%	0.81%	(29) bps	(2) bps
Allowance For Credit Losses/Loans	1.10%	0.99%	0.95%	(15) bps	(4) bps

- NPAs equated to 0.61% of total assets, down 5 bps compared to 3Q13
- $82 million in classified assets (+5% from 3Q13)
- $46 million special mention loans (-16% from 3Q13)
- Net charge-offs of $1.4 million, or an annualized rate of 0.07% of average loans
- $4.6 million provision for legacy franchise in 4Q13

15

Overview

Allowance Coverage To NPAs

Allowance for Credit Losses/Nonperforming Assets %

120% 110% 100% 90% 80% 70% 60% 50%

4Q12 1Q13 2Q13 3Q13 4Q13

107.4% 83.8% 76.2%

IBERIABANK Corporation

Peer Banks $10 -$30 Billion in Total Assets

All Bank Holding Companies

4Q13 Allowance for loan losses of $67.3 million

4Q13 Reserve for unfunded lending commitments of $11.1 million

Legacy NPAs of $73.0 million ACL/NPAs equals 107.4%

Overview

Performance Compared To Peers Since Year-End 1999

Average Over Period 2000-2013

Measurement U.S. Publicly- Publicly-Traded IBERIABANK

Measure Period Traded BHCs(1) BHC Peers(2) Corporation

Total Asset Growth Period-End CAGR 6.8% 9.4% 16.4%

Return on Average Assets Annual Average 0.46% 0.98% 0.98%

Return on Average Tangible Common Equity Annual Average 7.30% 14.16% 15.44%

Nonperforming Assets-to-Total Assets Average of Year-Ends 1.65% 1.12% 0.59%

Net Charge-Offs-to-Average Loans Annual Average 0.48% 0.56% 0.25%

Operating EPS Growth Annual Average 18.1% 15.7% 19.5%

Tangible Book Value Per Share Growth (3) Period-End CAGR 3.8% 6.6% 10.5%

Cumulative Shareholder Return (4) Period-End Growth 139.9% 233.6% 690.3%

(1) U.S. publicly-traded bank holding companies at year-end 2013. Does not include entities that failed or were acquired.

(2) U.S. publicly-traded bank holding companies at year-end 2013 with total assets between $10 billion and $30 billion. Does not include entities that failed or were acquired.

(3) Excludes bank holding companies with tangible book value per share less than zero at 12/31/13.

(4) Assuming common stock price appreciation and the reinvestment of dividends since year-end 1999.

Acquisition of Teche Holding Company

Teche Holding Company

Acquisition

IBKC

TSH

Announced January 13, 2014

Adds 20 branches in overlapping Louisiana markets

Attractive, established client base complements our existing client base

Total Loans: $686 million

Total Assets: $857 million

Total Deposits: $651 million

Total Equity: $89 million common stock

Fixed exchange ratio of 1.162 shares of IBKC common stock for each TSH share within price collars and floating exchange ratios outside collars (1)

$161 million(2) for common stock outstanding based on IBKC closing price of at announcement

Price / Book Value: 1.71x

Price / Tangible Book Value: 1.78x

Includes $18 million, pre-tax credit mark (2.6% of loans)

Accretive to EPS

Slightly dilutive to TVBS

IRR in excess of 20%

(1) The agreement provides for a fixed exchange ratio with pricing collars that fix the value received by Teche shareholders if the weighted average trading price of IBERIABANK common stock were to decline below $55.80 per share, or exceed $68.20 per share, over a specified period

(2) Assumes exercise of options

Teche - Financial Assumptions & Impact

Conservative Financial Assumptions

Credit Mark: Other Marks: Cost Savings:

Gross loss estimate of $18.0 million on a pre-tax basis

(2.6% of gross loan portfolio)

Loss estimate net of allowance of $10.1 million on a pre-tax basis Aggregate negative $13.1 million in other marks, including securities portfolio, loan rate, allowance for loss reversal, OREO, fixed assets, FHLB marks Annual run rate cost savings of approximately $19 million on a pre-tax basis

Represents in excess of 50% of TSH’s fiscal year

2013 non-interest expenses

Savings expected to be achieved by first quarter of 2015

Merger Related Costs:

Approximately $22 million on a pre-tax basis

Approximately 6% accretive to EPS in 2015

Tangible book value dilution of 2% excluding one-time acquisition and conversion related costs on a pro forma basis at September 30, 2013 Tangible book value breakeven, including one-time acquisition and conversion related costs, of approximately four years Strong pro forma capital ratios:

Tangible common equity ratio = 8.7% Total risk based capital ratio = 13.2%

Internal rate of return over 20%; well in excess of our cost of capital

Appendix

Appendix

Loan Growth Since Year-End 2008

Acquired loans, net of discount +$2.9 billion

Acquired loan pay downs ($1.6 billion)

Legacy loan growth +$4.5 billion

Total net growth +$5.8 billion

Automobile 8%

Mortgage 14%

Other Consumer 3%

Commercial 38%

Business 20%

Small Business 3%

Home Equity 14%

December 31, 2008

$3.7 Billion

Home Equity 14%

Automobile 5%

Mortgage 6%

Other Consumer 3%

Commercial 35%

Business 29%

Small Business 8%

December 31, 2013

$9.5 Billion

Appendix

Loan Originations 4Q13 –Top Markets

$1.4 billion in total funded loans and unfunded loan commitments originated in 4Q13

Significant growth in Houston, New Orleans and Birmingham. Strong growth across the franchise

Continued growth in other markets in which we have invested heavily

$ in millions

$500

$450

$400

$350

$300

$250

$200

$150

$100

$50

$0

Loan Commitments

Loan Fundings

$42 $8 $34

$47 $12 $35

$50 $16 $34

$57 $17 $41

$66 $22 $44

$67 $19 $47

$153 $64 $89

$190 $68 $122

$462 $180 $282

SE Florida Huntsville Lafayette Little Rock Baton Rouge Memphis Birmingham New Orleans Houston

Loan commitments and originations include renewals

Appendix

Deposit Growth Since Year-End 2008

Time Deposits 40%

Noninterest 15%

NOW Accounts 21%

Savings/Mmkt 24%

Noninterest

NOW Accounts

Savings/Mmkt

Time Deposits

December 31, 2008

$4.0 Billion

Time Deposits 16%

Noninterest 24%

NOW Accounts 21%

Savings/Mmkt 39%

December 31, 2013

$10.7 Billion

$6.7 billion growth in total deposits or +174% (+34% annualized)

Appendix

Market Highlights For 4Q13

Loan pricing and structure remain competitive for target commercial and business banking clients

Houston, New Orleans, Birmingham, Memphis, Baton Rouge, Little Rock and Acadiana showed strong commercial loan originations Loans and commitments originated during 4Q13 of $1.4 billion with 37% fixed rate and 63% floating rate Commercial loans originated and funded in 4Q13 totaled $685 million with a mix of 25% fixed and 75% floating ($1.1 billion in commercial loan commitments during the quarter)

Strong commercial pipeline of approximately $500 million at quarter-end

Small business loan originations, including lines of credit, grew $56 million or 7% in 4Q13 (29% annualized) Period-end core deposit decline of $60 million, with non-interest bearing deposits up $47 million (up $234 million linked quarter growth on an average balance basis

Appendix

Asset Quality Portfolio Trends

($thousands)

Nonaccruals OREO & Foreclosed 90+ Days Past Due Nonperforming Assets

NPAs/Assets NPAs/(Loans + OREO) LLR/Loans ACL/Loans Net Charge-Offs/Loans

Past Dues:

30-89 Days Past Due 90+ days Past Due Nonaccual Loans Total 30+ Past Dues

% Loans

Total Portfolio

4Q12 3Q13 4Q13

$ 540,867 $ 341,691 $ 270,428

121,536 128,987 99,173

4,404 10,844 2,194

$ 666,807 $ 481,522 $ 371,795

5.08% 3.66% 2.78%

7.74% 5.25% 3.88%

2.96% 1.64% 1.51%

2.96% 1.77% 1.62%

0.00% 0.01% 0.06%

$ 47,899 $ 26,445 $ 40,918

4,404 10,844 2,194

540,867 341,691 270,428

$ 593,170 $ 378,980 $ 313,540

6.98% 4.19% 3.30%

% or Basis Point Change

Year/Year Qtr/Qtr

-50% -21%

-18% -23%

-50% -80%

-44% -23%

(230) bps (88) bps

(386) bps (137) bps

(145) bps (13) bps

(134) bps (15) bps

6 bps 5 bps

-15% 55%

-50% -80%

-50% -21%

-47% -17%

(368) bps (89) bps

Appendix

Non-Operating Items (Non-GAAP)

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES [(1)]

(dollars in thousands)

	For The Quarter Ended								
	December 31, 2012			September 30, 2013			December 31, 2013		
	Dollar Amount			Dollar Amount			Dollar Amount		
	Pre-tax	After-tax [(2)]	Per share	Pre-tax	After-tax [(2)]	Per share	Pre-tax	After-tax [(2)]	Per share
Net Income (Loss) (GAAP)	$ 32,037	$ 23,208	$ 0.79	$ 30,549	$ 23,192	$ 0.78	$ 34,779	$ 25,604	$ 0.86
Noninterest income adjustments									
Loss (Gain) on sale of investments	4	3	-	(13)	(8)	0.00	(19)	(12)	(0.00)
Other noninterest income	(2,196)	(1,427)	(0.0483)	-	-	-	-	-	-
Noninterest expense adjustments									
Merger-related expenses	1,183	769	0.03	85	55	0.00	566	368	0.01
Severance expenses	370	241	0.01	554	360	0.01	216	141	0.00
Impairment of indemnification asset	-	-	-	977	635	0.02	(225)	(146)	(0.00)
Provision for FDIC clawback liability	-	-	-	667	434	0.01	-	-	-
Occupancy expenses and branch closure expenses	711	462	0.02	594	386	0.01	-	-	-
Termination of debit card rewards program	-	-	-	-	-	-	(311)	(202)	(0.01)
Professional expenses and litigation settlements	339	220	0.01	(630)	(410)	(0.01)	-	-	-
Operating earnings (Non-GAAP) (3)	32,450	23,476	0.80	32,783	24,644	0.83	35,006	25,753	0.87
Covered and acquired impaired (reversal of) provision for loan losses	7,581	4,928	0.17	(854)	(555)	(0.02)	79	51	0.00
Other (reversal of) provision for loan losses	(2,715)	(1,765)	(0.06)	2,868	1,864	0.07	4,621	3,004	0.10
Pre-provision operating earnings (Non-GAAP) (3)	$ 37,314	$ 26,639	$ 0.91	$ 34,797	$ 25,953	$ 0.89	$ 39,706	$ 28,808	$ 0.97

(1) Per share amounts may not appear to foot due to rounding.
(2) After-tax amounts estimated based on a 35% marginal tax rate.
(3) Includes the impact of the adoption of ASU 2012-06 in the three-month periods ending December 31, 2013 and September 30, 2013.

- 4Q13 Pre-tax merger related expenses of $0.6 million and $0.4 million on an after-tax basis ($0.01 EPS)
- 4Q13 Pre-tax provision for loan losses of $4.7 million or $3.0 million on an after-tax basis ($0.10 EPS)

27

Appendix

Performance Metrics – Yields and Costs

For Quarter Ended:

Linked Quarter Basis Point Change

9/30/2013 12/31/2013

Investment Securities 1.98% 2.21% 23 bps

Covered Loans, net of loss share receivable 3.66% 4.28% 62 bps

Noncovered Loans 4.39% 4.43% 4 bps

Loans & Loss Share Receivable 4.21% 4.33% 12 bps

Mortgage Loans Held For Sale 4.32% 4.06% (26) bps

Other Earning Assets 0.89% 0.94% 5 bps

Total Earning Assets 3.74% 3.87% 13 bps

Interest Bearing Deposits 0.40% 0.39% (1) bps

Short-Term Borrowings 0.14% 0.15% 1 bps

Long-Term Borrowings 3.37% 3.37% 0 bps

Total Interest Bearing Liabilities 0.49% 0.47% (2) bps

Net Interest Spread 3.25% 3.40% 15 bps

Net Interest Margin 3.37% 3.52% 15 bps

(1) Earning asset yields are shown on a fully taxable equivalent basis.

Investment yield increased 23 bps due to reduced bond premium amortization

Non-covered loan yield increased 4 bps from 3Q13 reflecting an increase in consumer loan yields

Net covered loan yield increased 62 bps, offsetting a decline in the average covered loan volume in the quarter

Average noninterest bearing deposits up $234 million (+10% linked quarter basis)

Interest bearing deposit costs declined 1 bps

Margin increased 15 bps to 3.52%

Appendix

Expected Quarterly Re-pricing Schedule

$ in millions 1Q14 2Q14 3Q14 4Q14 1Q15

Cash Equivalents

Balance $ 203.5 $ - $ - $ - $ -

Rate 1.09% 0.00% 0.00% 0.00% 0.00%

Investments

Balance $ 79.1 $ 75.5 $ 78.6 $ 54.7 $ 48.5

Rate 2.50% 2.80% 3.02% 3.03% 2.99%

Fixed Rate Loans

Balance $ 304.9 $ 268.4 $ 250.7 $ 237.8 $ 211.3

Rate 5.05% 4.91% 4.96% 4.89% 4.98%

Variable Rate Loans

Balance $ 4,181.1 $ 44.7 $ 18.2 $ 25.3 $ 7.5

Rate 3.26% 3.01% 2.79% 2.76% 1.65%

Held for Sale Loans

Balance $ 128.4 $ - $ - $ - $ -

Rate 4.86% 0.00% 0.00% 0.00% 0.00%

Time Deposits

Balance $ 752.6 $ 369.0 $ 257.8 $ 192.0 $ 64.9

Rate 0.56% 0.56% 0.54% 0.51% 0.96%

Repos

Balance $ 680.3 $ - $ - $ - $ -

Rate 0.15% 0.00% 0.00% 0.00% 0.00%

Borrowed Funds

Balance $ 120.3 $ 5.6 $ 13.0 $ 0.4 $ 0.4

Rate 3.18% 4.15% 4.04% 3.65% 3.65%

Note: Amounts exclude re-pricing of assets and liabilities from prior quarters

$1.6 Billion in time deposits re-price over next 12 months at 0.55% weighted average rate

During 4Q13, new and re-priced time deposits were booked at an average cost of 0.32%

In 4Q13, retention rate of time deposits was 79% with average reduction in rate of 38 basis points

Excludes FDIC loans and receivable, non-accrual loans and market value adjustments

Appendix

Interest Rate Risk Simulation

Change In:

Net Interest Income

Economic Value of Equity

-200 bp* -100 bp* Base Case +100 bp* +200 bp* Blue Chip Forward Curve

-5.8% -2.6% 0.0% 3.3% 7.0% 0.2% 1.0%

-20.0% -14.6% 0.0% -0.9% 1.6% 0.0% 0.0%

Source: Bancware model, as of December 31, 2013

* Assumes instantaneous and parallel shift in interest rates based on static balance sheet

Asset sensitive from an interest rate risk position

The degree of asset sensitivity is a function of the reaction of competitors to changes in deposit pricing

Forward curve has a positive impact over 12 months

Appendix

FDIC Covered Loan Portfolio Roll Forward

	1Q2013			2Q2013			3Q2013			4Q2013		
	Average	Income / Expense	Average Yield	Average	Income / Expense	Average Yield	Average	Income / Expense	Average Yield	Average	Income / Expense	Average Yield
Covered Loans	**1,039,469**	**41,607**	**16.047%**	**954,555**	**30,324**	**12.619%**	**871,768**	**30,858**	**13.896%**	**751,482**	**37,180**	**19.462%**
Mortgage Loans	180,902	4,398	9.724%	170,420	4,135	9.706%	163,485	2,718	6.650%	149,834	4,329	11.556%
Indirect Automobile	(0)	-	0.000%	-	-	0.000%	-	-	0.000%	-	-	0.000%
Credit Card	824	13	6.565%	789	14	7.147%	728	13	6.971%	679	13	7.377%
Consumer	130,960	3,509	10.867%	126,164	2,594	8.248%	104,668	3,029	11.481%	88,260	2,944	13.232%
Line Of Credit-Consumer Loan	41,802	3,200	31.044%	40,543	2,967	29.355%	50,939	(190)	-1.476%	59,651	4,142	27.551%
Commercial & Business Banki	684,981	30,487	17.803%	616,642	20,613	13.224%	551,950	25,288	17.928%	453,062	25,753	22.242%
Loans in Process	(1)	-	0.000%	(3)	-	0.000%	(2)	-	0.000%	(4)	-	0.000%
Overdrafts	0	-	0.000%	0	-	0.000%	-	-	0.000%	-	-	0.000%
FDIC Loss Share Receivable	**384,319**	**(27,702)**	**-28.832%**	**268,700**	**(18,130)**	**-26.692%**	**228,047**	**(22,875)**	**-39.252%**	**188,932**	**(29,142)**	**-60.357%**
Net Covered Loan Portfolio	**1,423,788**	**13,905**	**5.351%**	**1,223,255**	**12,194**	**5.110%**	**1,099,815**	**7,983**	**3.663%**	**940,414**	**8,038**	**4.279%**

	1Q2013			2Q2013			3Q2013			4Q2013		
	Average	Income / Expense	Average Yield	Average	Income / Expense	Average Yield	Average	Income / Expense	Average Yield	Average	Income / Expense	Average Yield
Covered Loans	**1,039,469**	**41,607**	**16.047%**	**954,555**	**30,324**	**12.619%**	**871,768**	**30,858**	**13.896%**	**751,482**	**37,180**	**19.462%**
CapitalSouth Bank	138,793	4,109	11.855%	131,981	3,610	10.852%	123,412	3,248	10.332%	109,390	2,948	10.610%
Orion Bank	597,706	25,287	16.960%	548,977	17,685	12.789%	504,934	17,935	13.924%	431,840	18,778	17.104%
Century Bank	219,726	6,401	11.703%	199,836	4,943	9.869%	175,247	6,751	15.184%	157,460	12,280	30.697%
Sterling Bank	83,245	5,810	27.941%	73,762	4,087	21.956%	68,174	2,924	16.831%	52,792	3,174	23.576%
FDIC Loss Share Receivable	**384,319**	**(27,702)**	**-28.832%**	**268,700**	**(18,130)**	**-26.692%**	**228,047**	**(22,875)**	**-39.252%**	**188,932**	**(29,142)**	**-60.357%**
CapitalSouth Bank	29,301	(2,388)	-32.596%	18,955	(2,347)	-48.987%	14,720	(2,538)	-67.473%	10,394	(535)	-20.145%
Orion Bank	235,594	(17,330)	-29.423%	164,219	(10,492)	-25.277%	141,213	(12,702)	-35.199%	115,061	(22,595)	-76.842%
Century Bank	90,384	(4,100)	-18.146%	65,145	(3,105)	-18.857%	55,021	(5,304)	-37.719%	49,048	(5,808)	-46.333%
Sterling Bank	29,040	(3,884)	-53.502%	20,382	(2,185)	-42.404%	17,093	(2,331)	-53.365%	14,430	(205)	-5.547%
Net Covered Loan Portfolio	**1,039,469**	**13,905**	**5.351%**	**954,555**	**12,194**	**5.110%**	**871,768**	**7,983**	**3.663%**	**751,482**	**8,038**	**4.279%**
CapitalSouth Bank	138,793	1,721	4.961%	131,981	1,262	3.826%	123,412	710	2.301%	109,390	2,413	8.825%
Orion Bank	597,706	7,958	5.326%	548,977	7,192	5.240%	504,934	5,232	4.145%	431,840	(3,817)	-3.536%
Century Bank	219,726	2,301	4.188%	199,836	1,837	3.678%	175,247	1,448	3.304%	157,460	6,472	16.442%
Sterling Bank	83,245	1,925	9.252%	73,762	1,903	10.317%	68,174	593	3.480%	52,792	2,970	22.503%

31

Appendix

Expected Amortization

Projected Average Loan Balances and Net Yields

Projected Average Balance

Projected Net Yield

$1,000

$800

$600

$400

$200

$0

Q1 2013 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015

9.50%

8.50%

7.50%

6.50%

5.50%

4.50%

3.50%

$ in Millions

Q1 2013 Q2 2013 Q3 2013 Q4 2013 2013

Q1 2014 Q2 2014 Q3 2014 Q4 2014 2014 Q1 2015

Revenues

$ 41.6 $ 30.3 $ 30.9 $ 37.1 $ 139.9

$ 18.5 $ 16.6 $ 14.5 $ 13.4 $ 63.0 $ 12.6

Amortization

$ (27.7) $ (18.1) $ (22.9) $ (29.1) $ (97.8)

$ (12.3) $ (11.1) $ (9.7) $ (7.3) $ (40.4) $ (3.8)

Net covered Income

$ 13.9 $ 12.2 $ 8.0 $ 8.0 $ 42.1

$ 6.2 $ 5.5 $ 4.8 $ 6.1 $ 22.6 $ 8.8

Average Balance

$ 1,039 $ 995 $ 872 $ 751 $ 903

$ 689 $ 591 $ 523 $ 462 $ 566 $ 409